Exhibit 2.1

EXECUTION VERSION

ASSET AND STOCK PURCHASE AGREEMENT

dated as of

June 29, 2016

between

V.F. Corporation

and

Delta Galil Industries Ltd.

i

Schedules and Exhibits
Disclosure Schedule

Schedule I	Illustrative Net Working Capital Schedule
Schedule II	Cash Flow Schedule
Exhibit A	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B	Form of IP Assignment Agreement
Exhibit C	Form of Lease Assignment Agreement
Exhibit D	Term Sheet for License Agreement
Exhibit E	Form of Transition Services Agreement
Exhibit F	Allocation Statement

v

ASSET AND STOCK PURCHASE AGREEMENT

ASSET AND STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of June 29, 2016 between V.F. Corporation, a Pennsylvania corporation (“Seller”), and Delta Galil Industries Ltd., a corporation organized under the laws of Israel (“Buyer”).

W I T N E S S E T H:

WHEREAS, Seller, together with its Subsidiaries, owns and operates the Business (as defined below); and

WHEREAS, Buyer desires to, or to cause one or more of its Subsidiaries to, purchase the Shares (as defined below) and the Purchased Assets (as defined below) and assume the Assumed Liabilities (as defined below), in each case, from Seller and its Subsidiaries, and Seller and its Subsidiaries desire to sell the Shares and the Purchased Assets and transfer the Assumed Liabilities to Buyer (or one or more of its Subsidiaries), upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“1934 Act” means the Securities Exchange Act of 1934.

“Accounting Principles” means the accounting principles, practices and methodologies used by Seller as of the date hereof with respect to calculation of working capital and balance sheet items, as made available to Buyer prior to the date hereof.

“Accounts Payable” means all accounts and notes payable of Seller or its Subsidiaries in respect of goods or services sold or provided to the Business, including in respect of Inventory and other accounts and notes payable of the Business, but in each case excluding in any event any such accounts and notes payable owed to Seller or any Affiliate of Seller.

“Accounts Receivable” means all accounts and notes receivable of Seller or its Affiliates in respect of goods or services sold or provided by the Business and other accounts receivable of the Business (in each case, net of any reserves), but in each case excluding in any event any such accounts and notes receivable owed by Seller or any Affiliate of Seller and all credit card receivables.

“Accrued Salaries and Wages” means the accrued expenses of Seller or its Subsidiaries in respect of salaries and wages (including in respect of accrued vacation) of Business Employees excluding any bonuses to be paid by Seller pursuant to Section 8.06.

“Acquired Brands” means the brands 7 For All Mankind®, Splendid® and Ella Moss® and all Trademarks comprising or related to the foregoing set forth in Section 3.13(a) of the Disclosure Schedule.

“Acquired Closing Cash Amount” means the amount of (i) Asset Acquired Closing Cash and (ii) Cash and Cash Equivalents held by the Purchased Subsidiaries (A) increased for deposited checks for which cash has not yet been credited to the accounts of the Business and (B) reduced for outstanding but uncashed checks drawn on the accounts of the Business, in each case, as of the Effective Time, calculated in a manner consistent with the Accounting Principles; provided that for the avoidance of doubt, the foregoing will not include any Excluded Assets.

“Action” means any complaint, claim, arbitration, litigation, action, suit, charge, criminal prosecution, investigation or proceeding, in each case by or before any arbitrator or Governmental Authority.

“Adjusted Net Working Capital” means, as of immediately prior to the Effective Time, an amount equal to the Aggregate Adjusted Current Assets less the Aggregate Adjusted Current Liabilities. The Estimated Adjusted Net Working Capital and Final Adjusted Net Working Capital shall be calculated in a manner consistent with the Illustrative Net Working Capital Schedule and the Accounting Principles and in a format consistent with the Illustrative Net Working Capital Schedule. Any amount that is not denominated in U.S. Dollars shall be converted to U.S. Dollars in the manner provided in the Illustrative Net Working Capital Schedule. For the avoidance of doubt, Adjusted Net Working Capital shall, in all cases, be determined with respect to the Purchased Assets, Assumed Liabilities and the Purchased Subsidiaries in their entirety.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For the avoidance of doubt, as used in this Agreement, the term “Affiliate” shall, (i) with respect to Buyer for all periods following the consummation of the transactions contemplated by this Agreement, include each Purchased Subsidiary to be acquired pursuant to this Agreement and any Person it creates to consummate the transactions contemplated by this Agreement and (ii) with respect to Seller for all periods until the consummation of the transactions contemplated by this Agreement, include each Purchased Subsidiary to be sold pursuant to this Agreement and any Person it creates to consummate the transactions contemplated by this Agreement.

“Aggregate Adjusted Current Assets” means, without duplication, the aggregate amount of the following current assets (I) of the Purchased Subsidiaries and (II) to the extent included in the Purchased Assets, of the Seller or Other Sellers: (i) Inventory, (ii) Accounts Receivable and (iii) Prepaid Expenses, in each case determined in accordance with the Illustrative Net Working Capital Schedule and the Accounting Principles; provided that, for the avoidance of doubt, the following will not be included in the current assets described in the foregoing clauses (i) through (iii): (A) all current or deferred Income Tax assets, (B) any Income

Tax receivable or Income Tax refunds, (C) any interest receivable, (D) all Excluded Assets, (E) any receivable by or among the Seller and any of its Subsidiaries, (F) any prepaid insurance or insurance receivable of the Business, (G) Cash and Cash Equivalents and (H) any other asset that is specifically excluded in the Illustrative Net Working Capital Schedule.

“Aggregate Adjusted Current Liabilities” means, without duplication, the aggregate amount of the following current Liabilities (I) of the Purchased Subsidiaries and (II) to the extent included in the Assumed Liabilities, of the Seller or Other Sellers: all (i) Accounts Payable, (ii) Accrued Salaries and Wages, (iii) Other Accrued Liabilities and (iv) Unpaid Inventory Duties, in each case determined in accordance with the Illustrative Net Working Capital Schedule and the Accounting Principles; provided that, for the avoidance of doubt, the foregoing will not include (A) any current or deferred Income Tax obligations, (B) any Income Taxes payable, (C) any Excluded Liability, (D) any payable by or among the Seller and any of its Subsidiaries, (E) Indebtedness and (F) any other Liability that is specifically excluded in the Illustrative Net Working Capital Schedule.

“Ancillary Agreements” shall mean the Bill of Sale and Assignment and Assumption Agreement, IP Assignment Agreement, License Agreement, Lease Assignment Agreement and all other agreements and instruments executed and delivered in connection with the transactions contemplated by this Agreement.

“Applicable Law” means, with respect to any Person, any federal, state, foreign or local law (including common law), constitution, treaty, convention, statute, ordinance, code, rule, regulation, Order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Assumed Closing Indebtedness Amount” means the amount of (i) Asset Assumed Closing Indebtedness and (ii) the Indebtedness of the Purchased Subsidiaries, in each case, as of the Effective Time, calculated in a manner consistent with the Accounting Principles; provided that for the avoidance of doubt, the foregoing will not include any Excluded Liabilities.

“Assumed Employment Liabilities” means all Liabilities (i) with respect to Transferred Employees that arise after the Closing Date or (ii) that are expressly assumed by Buyer pursuant to Article 8.

“Assumed Environmental Liabilities” means all Environmental Liabilities other than the Retained Environmental Liabilities.

“Automatic Transfer Business Employee” means any individual (i) who, as of immediately prior to the Effective Time, is Employed by Seller or a Retained Subsidiary, and devotes the majority of his or her working time to performing services on behalf of the Business or a Purchased Subsidiary and (ii) who will transfer to Buyer or its applicable Subsidiary at the Effective Time automatically by operation of law pursuant to the Transfer Regulations.

“Balance Sheet Date” means April 2, 2016.

“Balance Sheets” means the unaudited balance sheets set forth on 1.01(c) of the Disclosure Schedule.

“Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits).

“Bill of Sale and Assignment and Assumption Agreement” means one or more Bill of Sale and Assignment and Assumption Agreements to be entered into between Buyer and Seller (or their respective designees) at the Closing in substantially the form attached hereto as Exhibit A.

“Business” means the business, including all designing, manufacturing, licensing, marketing, selling and distributing in connection therewith, conducted as of the date hereof by Seller and its Subsidiaries (including through the Purchased Subsidiaries) in its Contemporary Brands Coalition (as such term is used in Seller’s most recent Form 10-K filing prior to the date hereof) under the brands 7 For All Mankind®, Splendid® and Ella Moss®, including all retail, wholesale and e-commerce services and operations related thereto.

“Business Benefit Plan” means each Benefit Plan that is contributed to, sponsored, maintained or entered into by Seller or a Retained Subsidiary, a Purchased Subsidiary or any Subsidiary of any of them for the benefit of any Business Employee or any beneficiary, or dependent of any Business Employee or with respect to which any Purchased Subsidiary has any actual or contingent Liability.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Business Employee” means any individual who is (i) a Purchased Subsidiary Business Employee, (ii) an Automatic Transfer Business Employee, (iii) a Non-Automatic Transfer Business Employee or (iv) mutually agreed by Buyer and Seller to be a Business Employee; provided that the individuals listed on Section 1.01(a) of the Disclosure Schedule under the heading “Excluded Employees” are not Business Employees.

“Business Records” means all customer, distributor, vendor, supplier, contractor, and service-provider lists, invoices and purchase orders, production data, cost records, sales and pricing data, supplier records, Tax records, intellectual property prosecution and enforcement files, data respecting employees and business activities, employee master payroll data and historical reporting data, regulatory and Transferred Employees’ personnel records (to the fullest extent not prohibited by Applicable Law), product data, manuals and literature, technical information, drawings and other business files, data, documents and records relating to customers, distributors, vendors, suppliers, employees, contractors or service-providers of the Business, and other business and financial records, files, data, databases, correspondence, personnel information, books and documents (whether in hard copy or computer format), in each case, to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities.

“Cash and Cash Equivalents” shall mean cash, checks, money orders, marketable securities, credit card receivables, short-term instruments and other cash equivalents (excluding restricted cash and security deposits), demand deposits or similar accounts, and any evidence of Indebtedness issued or guaranteed by any Governmental Authority.

“Closing Date” means the date on which the Closing occurs.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Combined Tax” means any Tax with respect to which any of the Purchased Subsidiaries has filed or will file a Tax Return with a member of any Seller Group on a combined, consolidated or unitary basis.

“Competition Laws” means statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines, and other Applicable Law that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” means the confidentiality agreement between Buyer and Seller dated as of January 15, 2016.

“Contract” means any written or oral legally binding executory contract, agreement, purchase order, license, lease, sublease, instrument, indenture, promissory note, bond, mortgage or other legally binding commitment or undertaking.

“Delayed Assets Employees Notice Obligation” means the joint obligation of Buyer and Seller to satisfy, prior to the Delayed Transfer Date, any and all Delayed Assets Employees Notice Procedure.

“Delayed Assets Employees Notice Procedure” means any and all notice or information to, or opinion from or consultation procedure with any Delayed Assets Employees and/or any labor union, works council or other organization representing any Delayed Assets Employees, as required under any Applicable Law in connection with the transactions contemplated by this Agreement.

“Digital Assets” means internet domain names, domain name registrations, web pages, social media pages, Facebook pages, Twitter accounts and other online services identifiers and accounts (including all usernames, account names and identifiers (whether textual, graphic, pictorial or otherwise), and sub-domain names and personal URL’s used or acquired in connection with a third-party website).

“Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Employed” means, with respect to a Business Employee as of the Effective Time, (i) is actively employed, (ii) is absent from work on account of paid time off, vacation, sick or personal leave, short- or long-term disability or approved leave of absence or (iii) for whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or Applicable Law.

“Environmental Claim” means any written Action, Order, demand, or notice by any Person alleging Liability (including Liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (a) the presence, Release of, or exposure to any Hazardous Substances; (b) any violation, or alleged violation, of any Environmental Law; or (c) any liability, or alleged liability under Environmental Laws.

“Environmental Laws” means any Applicable Laws relating to pollution, the protection, restoration or remediation of, or prevention of harm to, the environment or natural resources, the protection of human health and safety (solely as it relates to human exposure to Hazardous Substances) or the generation, manufacture, Release or threatened Release, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances.

“Environmental Liabilities” means all Liabilities arising in connection with or relating to Seller or any of its Subsidiaries (in each case in connection with the Business), the Business (as currently or formerly conducted), the Purchased Assets or the Real Property or any property currently or formerly owned, leased or operated by Seller or any of its Subsidiaries (in each case in connection with the Business) (including the activities and operations conducted by anyone thereon, offsite disposal or transportation therefrom and Hazardous Substances migrating therefrom or thereto), that in each case arise under or relate to any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to an entity, any trade or business (whether or not incorporated) (a) under common control (within the meaning of Section 4001(b)(1) of ERISA) with such entity or (b) which, together with such entity, is treated as a single employer under Section 414(t) of the Code.

“Estimated Acquired Closing Cash Amount” means Seller’s good faith estimate of the Acquired Closing Cash Amount, determined in accordance with the Accounting Principles.

“Estimated Assumed Closing Indebtedness Amount” means Seller’s good faith estimate of the Assumed Closing Indebtedness Amount, determined in accordance with the Accounting Principles.

“Final Determination” means (i) any final determination of liability in respect of a Tax that, under Applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations), including a “determination” as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870AD or (ii) the payment of Tax by Buyer, Seller or any of their Affiliates, whichever is responsible for payment of such Tax under Applicable Law, with respect to any item disallowed or adjusted by a Taxing Authority, provided that such responsible party determines that no action should be taken to recoup such payment and the other party agrees.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any United States, foreign, federal, state, provincial, municipal or local government, government agency, subdivision, court, administrative agency, commission, ministry, department, official or other authority or political subdivision thereof.

“Hazardous Substances” means any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, chemical, waste or material, including petroleum, its derivatives, by-products and other hydrocarbons, and any other substance, chemical, waste or material, that, in each case, is regulated as hazardous, toxic or words of similar import under any Applicable Law pertaining to pollution, the environment or the protection of human health and safety (solely as it relates to human exposure to such substances, chemicals, wastes or materials).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Illustrative Net Working Capital Schedule” means the Illustrative Net Working Capital Schedule attached as Schedule I hereto.

“Inactive Employee” means an individual who is on long-term leave (including long-term disability or USERRA leave) as of the Effective Time.

“Income Tax” means any Tax that is, in whole or in part, based on or measured by net income or gains, and any similar Tax.

“Indebtedness” means, without duplication, (i) all obligations for borrowed money, (ii) all obligations evidenced by notes, bonds, debentures, letters of credit (to the extent drawn) or other instruments (and including all outstanding principal, prepayment provisions and accrued interest, fees and expenses related thereto), (iii) all obligations for the deferred purchase price of property or services (other than current liabilities incurred in the ordinary course of business), (iv) all obligations under capitalized leases (determined in accordance with GAAP), (v) any Liabilities with respect to interest rate, currency or other hedging arrangements, including any costs relating to terminating such arrangements at or following Closing, (vi) all off balance sheet Liabilities, including any related to factoring, (vii) all interest, fees, penalties and other expenses with respect to indebtedness described in the foregoing clauses (i)-(vi), including all prepayment premiums or fees or debt breakage costs payable with respect thereto, which are or would be owed to fully discharge such indebtedness assuming it was repaid at Closing, (viii) any outstanding guarantees (other than product warranties made in the ordinary course of business) of any obligations of the type described in clauses (i) through (vii) above but excluding any guarantees of performance under contractual obligations in the ordinary course of business, (ix) subject to the last sentence of Section 8.03(d), all accrued and unpaid severance payments owed by Seller or its Affiliates to Business, Employees whose employment with Seller and its

Affiliates, as applicable, terminates or for whom Seller or its Affiliates have provided a notice of termination at or prior to the Effective Time, (x) any bonuses or retention, change in control or similar amounts payable by Seller or any of its Affiliates to Business Employees arising solely from the closing of the transactions contemplated hereby and (xi) as of the Effective Time, the excess of the Liabilities under any International Plan that is a defined benefit pension plan over the assets held in such plan. For the avoidance of doubt, the term “Indebtedness” shall not include (A) Liabilities for Taxes and (B) the guaranties listed on Section 6.12 of the Disclosure Schedule and (C) any of the foregoing to the extent solely between or among any Purchased Subsidiary, on the one hand, and any other Purchased Subsidiary, on the other hand.

“Intellectual Property Rights” means all intellectual property rights throughout the world, including all worldwide right, title, and interest in and to any and all (i) trademarks, service marks, trade dress, trade names, corporate names, brand names, logos, slogans, domain names, or similar designations of source or origin, together with the goodwill symbolized by and of the foregoing (“Trademarks”), (ii) patents and patent applications, statutory invention registrations, utility models, and industrial design rights, (iii) copyrights and copyrightable subject matter (whether registered or unregistered), including mask works, (iv) confidential or proprietary information, trade secrets, know-how and all other ideas, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”), (v) rights of publicity, privacy rights, and rights to personal information; (vi) issuances, grants, registrations, and applications for issuance, grant, or registration and provisional rights of any of the foregoing, including any provisionals, continuations, continuations-in-part, divisionals, reissues, reexaminations, continued prosecutions, renewals, extensions or modifications and all foreign counterparts of the foregoing, (vii) rights in the foregoing and in other similar intangible assets, any other similar type of proprietary or intellectual property right and right associated thereto or related therewith, including common law rights and goodwill appurtenant to each of the foregoing, and (viii) rights and remedies (including the right to sue for and recover damages) against past, present, and future infringement, misappropriation, dilution or other violation relating to any of the foregoing.

“Intercompany Agreements” means the Contracts between or among Seller or any Retained Subsidiaries, or any of their respective equity holders (excluding any equity holders of Seller), directors, managers, partners, trustees, beneficiaries or officers (or any of their Affiliates), on the one hand, and the Business, on the other hand, that are effective as of immediately prior to the Effective Time.

“International Plan” means any Business Benefit Plan that covers Business Employees who perform (or who, as of immediately prior to termination of their employment with Seller and its Subsidiaries, performed) services primarily in a country other than the United States.

“Inventory” means all inventory, supplies, finished goods, goods in transit, raw materials, models, works in progress, packaging materials and prototypes of Seller or any of its Affiliates (in each case, net of any reserves), including any such inventories held at any location controlled by Seller or any of its Affiliates or held by a customer on consignment for Seller or any of its Affiliates, any such inventories purchased by Seller or any of its Affiliates that are in transit and any such inventories sold to a customer that are in transit to be returned to Seller or any of its Affiliates, in each case that are primarily used or held for use in the conduct of the Business.

“IP Assignment Agreement” means one or more IP Assignment Agreements to be entered into between Buyer and Seller (or their respective designees) at the Closing in substantially the form attached hereto as Exhibit B.

“IRS” means the United States Internal Revenue Service.

“knowledge of Seller,” “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means the knowledge, after due inquiry, of the individuals set forth in Section 1.01(b) of the Disclosure Schedule.

“Lease Assignment Agreement” means one or more Lease Assignment Agreements to be entered into between Buyer and Seller (or their respective designees) at the Closing in substantially the form attached hereto as Exhibit C, with such modifications thereto as may be necessary to conform to the requirements of local law or custom in the jurisdictions in which the real estate is located.

“Liability” means any liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, asserted or unasserted, absolute, contingent or otherwise, accrued or not accrued, whenever or however arising and regardless of when asserted or by whom.

“License Agreement” means a License Agreement to be entered into between Buyer (or such Subsidiary or Subsidiaries of Buyer, as determined by Buyer) and Seller at the Closing in accordance with the terms set forth in Exhibit D.

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a third party and licensed or sublicensed to (or with respect to which a permission, consent or other right has been provided to or obtained by) (i) the Seller or any of its Subsidiaries or with respect to which the Seller or any of its Subsidiaries has obtained a covenant not to be sued, in each case, which is used or held for use primarily in the conduct of the Business, or (ii) a Purchased Subsidiary (or with respect to which a Purchased Subsidiary has obtained a covenant not to be sued).

“Lien” means, with respect to any property or asset, any mortgage, lien (statutory or otherwise), lease, sublicense, right of way, license grant, pledge, charge, security interest, mortgage, easement, assessment, adverse claim, levy, hypothecation, conditional sale or other title retention agreement, defect in title, restrictive covenants, or other encumbrance in respect of such property or asset, or any contract to give any of the foregoing, in respect of such property or asset.

“Material Adverse Effect” means a material adverse effect on (i) the ability of Seller or any Other Seller to perform its obligations hereunder and consummate the transactions contemplated by the Transaction Documents or (ii) the business, operations, condition (financial or otherwise), assets, Liabilities or results of operations of the Business (including the Purchased Assets, Assumed Liabilities and Purchased Subsidiaries), taken as a whole, except for, in the case of clause (ii), any such effect to the extent (A) relating to any Excluded Asset or Excluded Liability (except to the extent that such effect has an adverse effect on the Purchased Assets, Assumed Liabilities and Purchased Subsidiaries) or (B) resulting from or arising in connection with (1) general changes in the financial or securities markets, including in interest rates or currency exchange rates, (2) changes in economic, regulatory or political conditions generally, (3) changes or conditions affecting generally the industries in which the Business operates, (4) changes in Applicable Law, GAAP or other applicable accounting or regulatory standards or principles, or in authoritative interpretations thereof, (5) acts of war, sabotage or terrorism or natural disasters, (6) the announcement of this Agreement or pendency or consummation of the transactions contemplated hereby (provided, however, that this clause (6) shall be disregarded for purposes of the representations and warranties contained in Section 3.04), (7) any failure of the Business to meet any internal or industry financial estimates, forecasts or projections for any future period (it being understood that any circumstances contributing to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect, unless it is otherwise excluded from the definition thereof pursuant to a clause other than this clause 7)), (8) changes to the extent attributable to actions by or on behalf of Buyer or any of its Affiliates or (9) any actions taken by Seller or any of its Subsidiaries that are required or expressly contemplated to be taken pursuant to this Agreement; provided, that any change, development, effect, state of facts, condition or event described in any of subclauses (ii)(B)(1), (ii)(B)(2), (ii)(B)(3), (ii)(B)(4) or (ii)(B)(5) shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such change, development, effect, state of facts, condition or event has had or would reasonably be expected to have a disproportionate effect on the Business, operations, condition (financial or otherwise), assets, liabilities or results of operations of the Business (including the Purchased Assets and Assumed Liabilities), taken as a whole, relative to other participants in the industries in which the Business operates.

“Net Working Capital Adjustment Amount” means the amount (which may be positive, negative or equal to zero) equal to the Adjusted Net Working Capital minus the Target Adjusted Net Working Capital Amount; provided, that the Net Working Capital Adjustment shall not result in a reduction or increase of the Purchase Price of more than $2 million except, with respect to a reduction, in the event that the Adjusted Net Working Capital is less than $66 million, in which case the Net Working Capital Adjustment shall result in a reduction of the Purchase Price equal to the sum of $2 million plus the amount by which $66 million exceeds the Adjusted Net Working Capital.

“Non-Automatic Transfer Business Employee” means any individual (other than an Automatic Transfer Business Employee) who, as of immediately prior to the Effective Time, is Employed by Seller or a Retained Subsidiary and who devotes substantially all of his or her working time to performing services on behalf of the Business or a Purchased Subsidiary.

“Order” means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority.

“Other Accrued Liabilities” means any current liabilities of the Business of a type described in Section 1.01(a)(i) of the Disclosure Schedule and accounted for under the line item “Other Accrued Liabilities” in the Balance Sheets.

“Other Seller” means any Retained Subsidiary that owns, leases or licenses any Purchased Assets or rights therein or any Assumed Liabilities.

“Owned Intellectual Property Rights” shall mean all Intellectual Property Rights owned or purported to be owned by (i) Seller or any of its Subsidiaries and owned, used or held for use primarily in the conduct of the Business, or (ii) a Purchased Subsidiary.

“Permits” means all licenses, permits, clearances, variances, exemptions, Orders, certificates, franchises, exemptions of, or filings or registrations with, or issued by, or any other authorizations, consents and approvals required by any Governmental Authority, to engage in or operate the Business as currently conducted, or own or use the Purchased Assets under Applicable Law.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date (or in the case of the Delayed Assets, beginning after the Delayed Transfer Date); and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date (or in the case of the Delayed Assets, beginning after the Delayed Transfer Date).

“Pre-Closing Tax” means any Tax imposed for a Pre-Closing Tax Period other than a Transfer Tax payable in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date (or in the case of the Delayed Assets, ending on or before the Delayed Transfer Date); and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date (or in the case of the Delayed Assets, ending on or before the Delayed Transfer Date).

“Prepaid Expenses” means the prepaid expenses of Seller or its Subsidiaries in respect of the Business of a type described in Section 1.01(a)(ii) of the Disclosure Schedule and accounted for under the line item “Prepaid Expenses” in the Balance Sheets.

“Purchased Subsidiaries” means, collectively, (i) VF Contemporary Brands, LLC, (ii) Seven for All Mankind, LLC, a Delaware limited liability company, (iii) Mo Industries, LLC, a Delaware limited liability company and (iv) SFAM/4440 E. 26TH STREET, LLC, a Delaware limited liability company.

“Purchased Subsidiary Business Employee” means any individual who, as of immediately prior to the Effective Time, is Employed by a Purchased Subsidiary.

“Purchased Subsidiary Plan” means each Business Benefit Plan contributed, sponsored or maintained solely by a Purchased Subsidiary.

“Release” means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, soil, ambient air, surface water, groundwater and surface or subsurface strata).

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, counsel, financial advisors, auditors, agents and other authorized representatives.

“Retained Business” means any business now, previously or hereafter conducted by Seller or any of its Subsidiaries or Affiliates other than the Business.

“Retained Employment Liabilities” means all Liabilities (i) with respect to current or former employees or individual independent contractors (including workers or agency workers providing services to the Business) of Seller or any of its Affiliates, other than the Assumed Employment Liabilities or (ii) that are expressly retained by Seller or its Affiliates pursuant to Article 8.

“Retained Environmental Liabilities” means all Environmental Liabilities solely to the extent arising out of actions occurring or conditions existing prior to the Effective Time (or in the case of the Delayed Assets, the Delayed Transfer Effective Time).

“Retained Subsidiaries” means all of the direct and indirect Subsidiaries of Seller other than the Purchased Subsidiaries.

“Seller Group” means, with respect to U.S. federal Income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Seller is the common parent and, with respect to state, local or foreign income or franchise Taxes, any consolidated, combined or unitary group of which Seller or any of its Affiliates is a member for such state, local or foreign income or franchise Tax purposes.

“Shared Contracts” means Contracts of Seller or any of its Subsidiaries with one or more third parties that relate to, or under which the rights of Seller or its Subsidiaries are exercised for the benefit of, both (x) any Purchased Assets or the Business and (y) any Excluded Assets or any Retained Business; provided, however, that Contracts owned, held or used primarily in the conduct of the Business shall not be deemed to be Shared Contracts.

“Shares” means all of the outstanding shares of capital stock or other equity interests in the Purchased Subsidiaries.

“Specified Qualifiers” means, (i) with respect to Sections 3.08(a) and 3.16(a), any materiality qualifier that qualifies an affirmative requirement to list specified items on a particular section of the Disclosure Schedule, (ii) any materiality qualifier contained in Section 3.06(b) or Section 3.07(b) or (iii) any use of the term “Material Contract” or “Material Contracts” as such term is defined herein.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends thereafter.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no voting interests, of which 50% or more of the equity interests) are at the time directly or indirectly owned by such Person.

“Target Adjusted Net Working Capital Amount” means Seventy-Eight Million U.S. Dollars ($78,000,000).

“Tax” means (i) any federal, state, foreign or local tax or other like assessment (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) any liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group and (iii) liability for the payment of any amount as a result of being party to any Tax Sharing Agreement.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes) and losses or deductions deferred by the Code or other Applicable Law.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes and any amendments thereto, including information returns and any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all agreements or arrangements that provide for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax Liability (other than any general commercial Contract not primarily relating to Taxes).

“Transaction Documents” means, collectively, this Agreement, each Foreign Transfer Agreement, the Ancillary Agreements and the Transition Services Agreement.

“Transfer Regulations” means any law implementing Council Directive 77/187/EEC as amended by Council Directive 90/50/EC and any legislation in any jurisdiction which provides for the automatic transfer of employment in the event of a transfer of a business or services.

“Transfer Tax” means any excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, transfer and similar Taxes, levies, charges, duties and fees (including any penalties and interest).

“Transition Services Agreement” means a Transition Services Agreement to be entered into between Buyer and Seller at the Closing in substantially the form attached hereto as Exhibit E.

“Treasury Regulations” means the rules and regulations promulgated by the U.S. Treasury Department under the Code.

“Unpaid Inventory Duties” shall mean any duties or tariffs relating to the import or export of Inventory that (a) are in respect of Inventory that, as of the Closing Date, is in transit or held at any location controlled by Seller or any of its Affiliates and (b) as of the Closing Date, have not been paid by Seller or any of its Affiliates.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
1934 Act	Section 1.01(a)
Accounting Principles	Section 1.01(a)
Accounting Referee	Section 2.11(c)
Accounts Payable	Section 1.01(a)
Accounts Receivable	Section 1.01(a)
Accrued Salaries and Wages	Section 1.01(a)
Acquired Brands	Section 1.01(a)
Acquired Closing Cash Amount	Section 1.01(a)
Action	Section 1.01(a)
Adjusted Net Working Capital	Section 1.01(a)
Affiliate	Section 1.01(a)
Aggregate Adjusted Current Assets	Section 1.01(a)
Aggregate Adjusted Current Liabilities	Section 1.01(a)
Agreement	Preamble
Allocation Statement	Section 2.07(a)
Alternative Proposal	Section 6.06
Ancillary Agreements	Section 1.01(a)
Annual Financial Statements	Section 3.06(a)
Applicable Law	Section 1.01(a)
Asset Acquired Closing Cash	Section 2.02(a)
Asset Assumed Closing Indebtedness	Section 2.04(f)
Asset Casualty	Section 2.15(h)
Assigned IP	Section 2.01(b)
Assumed Closing Indebtedness Amount	Section 1.01(a)
Assumed Employment Liabilities	Section 1.01(a)
Assumed Environmental Liabilities	Section 1.01(a)
Assumed Liabilities	Section 2.04
Automatic Transfer Business Employee	Section 1.01(a)
Balance Sheet Date	Section 1.01(a)
Balance Sheets	Section 1.01(a)
Benefit Plan	Section 1.01(a)
Bill of Sale and Assignment and Assumption Agreement	Section 1.01(a)
Business	Section 1.01(a)
Business Benefit Plan	Section 1.01(a)
Business Day	Section 1.01(a)

Business Employee	Section 1.01(a)
Business Records	Section 1.01(a)
Buyer	Preamble
Buyer DC Plan	Section 8.05
Buyer Indemnified Parties	Section 10.02(a)
Buyer International DC Plan	Section 8.07
Cap	Section 10.02(a)(vi)
Cash and Cash Equivalents	Section 1.01(a)
Cash Flow Schedule	Section 2.15(d)
Cash Flow Statement	Section 2.15(d)
Closing	Section 2.09
Closing Date	Section 1.01(a)
Closing Statement	Section 2.11(a)
Closing Trigger Date	Section 2.09
Code	Section 1.01(a)
Combined Tax	Section 1.01(a)
Competition Laws	Section 1.01(a)
Confidential Information	Section 5.02
Confidentiality Agreement	Section 1.01(a)
Contract	Section 1.01(a)
Covered Employee	Section 6.05(b)
Current Representation	Section 6.07(a)
Customs	Section 3.10
Damaged Asset	Section 2.15(h)
Damaged Real Property	Section 6.16
Damages	Section 10.02(a)
DC Transfer Date	Section 8.07
De Minimis Amount	Section 10.02(a)(vi)
Deductible	Section 10.02(a)(vi)
Delayed Assets	Section 2.15(a)
Delayed Assets Employees	Section 8.03(e)
Delayed Transfer Date	Section 2.15(a)
Delayed Transfer Effective Time	Section 2.15(a)
Designated Person	Section 6.07(a)
Digital Assets	Section 1.01(a)
direct rollover	Section 8.05
Disclosure Schedule	Section 1.01(a)
Dispute Notice	Section 2.11(b)
Disputed Item	Section 2.11(b)
Effective Time	Section 2.09
e-mail	Section 12.01
Employed	Section 1.01(a)
Employment Loss Update	Section 8.12(a)
End Date	Section 11.01(a)(ii)
Enforceability Exceptions	Section 3.02
Environmental Claim	Section 1.01(a)

Environmental Laws	Section 1.01(a)
Environmental Liabilities	Section 1.01(a)
ERISA	Section 1.01(a)
ERISA Affiliate	Section 1.01(a)
Estimated Acquired Closing Cash Amount	Section 1.01(a)
Estimated Adjusted Net Working Capital	Section 2.08(a)
Estimated Assumed Closing Indebtedness Amount	Section 1.01(a)
Estimated Closing Statement	Section 2.08(a)
Estimated Purchase Price	Section 2.08(a)
Excluded Assets	Section 2.03
Excluded Closing Indebtedness	Section 2.05(g)
Excluded Liabilities	Section 2.05
Final Adjusted Amounts	Section 2.12(a)
Final Adjusted Net Working Capital	Section 2.12(a)
Final Determination	Section 1.01(a)
Final Purchase Price	Section 2.12(a)
Financial Statements	Section 3.06(a)
Foreign Transfer Agreements	Section 2.09(c)
Fundamental Representations	Section 10.01
GAAP	Section 1.01(a)
Governmental Authority	Section 1.01(a)
Hazardous Substances	Section 1.01(a)
HSR Act	Section 1.01(a)
Illustrative Net Working Capital Schedule	Section 1.01(a)
Inactive Employee	Section 1.01(a)
Income Tax	Section 1.01(a)
Indebtedness	Section 1.01(a)
Indemnified Party	Section 10.03(a)
Indemnifying Party	Section 10.03(a)
Intellectual Property Rights	Section 1.01(a)
Intercompany Agreements	Section 1.01(a)
Interim Financial Statements	Section 3.06(a)
International Plan	Section 1.01(a)
Inventory	Section 1.01(a)
IP Assignment Agreement	Section 1.01(a)
IRS	Section 1.01(a)
knowledge of Seller	Section 1.01(a)
Lease Assignment Agreement	Section 1.01(a)
Leased Real Properties	Section 2.02(b)
Liability	Section 1.01(a)
License Agreement	Section 1.01(a)
Licensed Intellectual Property Rights	Section 1.01(a)
Lien	Section 1.01(a)
Manufacturers	Section 3.17(g)
Material Adverse Effect	Section 1.01(a)
Material Contract	Section 3.08(b)

Net Working Capital Adjustment Amount	Section 1.01(a)
Non-Assignable Assets	Section 2.06
Non-Automatic Transfer Business Employee	Section 1.01(a)
Notice Period	Section 10.04
Order	Section 1.01(a)
Other Accrued Liabilities	Section 1.01(a)
Other Seller	Section 1.01(a)
Owned Intellectual Property Rights	Section 1.01(a)
Owned Real Property	Section 2.02(b)
Permits	Section 1.01(a)
Permitted Liens	Section 3.11(e)(ix)
Person	Section 1.01(a)
Post-Closing Representation	Section 6.07(a)
Post-Closing Tax Period	Section 1.01(a)
Potential Contributor	Section 10.07
Potential Indemnified Party	Section 10.05(a)
Potential Indemnifying Party	Section 10.05(a)
Pre-Closing Buyer-Filed Income Tax Return	Section 7.01(b)
Pre-Closing Seller-Filed Income Tax Return	Section 7.01(a)
Pre-Closing Tax	Section 1.01(a)
Pre-Closing Tax Period	Section 1.01(a)
Prepaid Expenses	Section 1.01(a)
Process Agent	Section 12.07
Property Casualty	Section 6.16
Purchase Price	Section 2.07
Purchased Assets	Section 2.02
Purchased Subsidiaries	Section 1.01(a)
Purchased Subsidiary Business Employee	Section 1.01(a)
Purchased Subsidiary Plan	Section 1.01(a)
Real Property	Section 2.02(b)
Real Property Leases	Section 3.11(b)
Registered Intellectual Property Rights	Section 3.13(a)
Release	Section 1.01(a)
Representative	Section 1.01(a)
Retained Business	Section 1.01(a)
Retained Employment Liabilities	Section 1.01(a)
Retained Environmental Liabilities	Section 1.01(a)
Seller	Preamble
Seller Group	Section 1.01(a)
Seller Indemnified Parties	Section 10.02(b)
Seller International DC Plan	Section 8.07
Seller Retained Marks	Section 6.09
Seller Tax Records	Section 7.02(b)
Seller Welfare Plan	Section 8.09
Seller’s knowledge	Section 1.01(a)
Shared Contracts	Section 1.01(a)

Shares	Section 1.01(a)
Specified Qualifiers	Section 1.01(a)
Straddle Tax Period	Section 1.01(a)
Subsidiary	Section 1.01(a)
Substituted Guaranties	Section 6.12
Target Adjusted Net Working Capital Amount	Section 1.01(a)
Tax	Section 1.01(a)
Tax Asset	Section 1.01(a)
Tax Claim	Section 10.05(a)
Tax Controversy	Section 10.05(a)
Tax Return	Section 1.01(a)
Tax Sharing Agreements	Section 1.01(a)
Taxing Authority	Section 1.01(a)
Third Party Claim	Section 10.03(a)
Trade Secrets	Section 1.01(a)
Trademarks	Section 1.01(a)
Transaction Documents	Section 1.01(a)
Transfer Amount	Section 8.07
Transfer Regulations	Section 1.01(a)
Transfer Tax	Section 1.01(a)
Transferred Employee	Section 8.03(a)
Transition Services Agreement	Section 1.01(a)
Treasury Regulations	Section 1.01(a)
Unpaid Inventory Duties	Section 1.01(a)
WARN Act	Section 3.17(j)
Warranty Breach	Section 10.02(a)(i)
Withholding Party	Section 2.14

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to any Applicable Law shall be deemed to refer to such law or Applicable Law as amended from time to time, except as otherwise specified herein, and to any rules or regulations promulgated thereunder. All references to any time herein shall refer to Eastern Time. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in U.S. dollars. The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2

PURCHASE AND SALE

Section 2.01. Purchase and Sale of the Shares. (a) Upon the terms and subject to the conditions of this Agreement, Seller shall, and shall cause one or more of its Subsidiaries to, sell to Buyer (or to such Subsidiary or Subsidiaries of Buyer, as determined by Buyer), and Buyer shall purchase (or cause one or more of its Subsidiaries to purchase) from Seller and such applicable Subsidiaries, the Shares at the Closing. Seller or its Subsidiaries, as applicable, shall transfer and deliver to Buyer (or to such Subsidiary or Subsidiaries of Buyer, as determined by Buyer) at the Closing valid title to such Shares free and clear of any Lien.

(b) At the Closing, immediately prior to the sale and purchase described in Section 2.01(a), Seller shall cause the Purchased Subsidiaries to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer (or to such Subsidiary or Subsidiaries of Buyer, as determined by Buyer) at the Closing, free and clear of any Liens other than Permitted Liens, all of the Purchased Subsidiaries’ right, title and interest in, to and under the Intellectual Property Rights (including the Licensed Intellectual Property Rights) owned, licensed, used or held for use in the conduct of the Business as the same shall exist as of immediately prior to the Effective Time and any applicable license agreements of the Purchased Subsidiaries with third parties pertaining to such Intellectual Property Rights (the “Assigned IP”).

Section 2.02. Purchase and Sale of the Purchased Assets. Except as otherwise provided below or in Section 2.15, upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase (or cause one or more of its Subsidiaries to purchase) from Seller and the Other Sellers, and Seller agrees to, and to cause the Other Sellers to, sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer (or to such Subsidiary or Subsidiaries of Buyer, as determined by Buyer) at the Closing, free and clear of any Liens other than Permitted Liens, all of Seller’s and the Retained Subsidiaries’ right, title and interest in, to and under the assets, properties and business, of every kind and description, owned, used or held for use primarily in the conduct of the Business by Seller or any of the Retained Subsidiaries (but excluding any Excluded Assets and any assets, properties and businesses owned by a Purchased Subsidiary) as the same shall exist as of the Effective Time (or in the case of the Delayed Assets, the Delayed Transfer Effective Time)

(together with the Assigned IP, the “Purchased Assets”), and all right, title and interest of Seller and the Retained Subsidiaries in, to and under the following Purchased Assets:

(a) all Cash and Cash Equivalents located at the real property described in Section 2.02(b) (e.g., cash held in registers and petty cash) and security deposits for such real property, and any credit card receivables relating to sales by the Business in Canada (the “Asset Acquired Closing Cash”);

(b) the real property owned in fee by Seller or an Other Seller designated as an “Asset Owned Real Property” on Section 3.11(a) of the Disclosure Schedule, together with all buildings, fixtures and improvements erected thereon (together with the real property owned in fee by the Purchased Subsidiaries designated as a “Purchased Subsidiary Owned Real Property” on Section 3.11(b) of the Disclosure Schedule, “Owned Real Property”) and real property which a Seller or Other Seller leases, subleases, licenses and otherwise occupies or permits the occupancy of pursuant to other types of occupancy agreements (written or oral) designated as an “Asset Leased Real Property” on Section 3.11(b) of the Disclosure Schedule (together with the real property which any Purchased Subsidiary leases, subleases, licenses and otherwise occupies or permits the occupancy of pursuant to other types of occupancy agreements (written or oral) designated as a “Purchased Subsidiary Leased Real Property” on Section 3.11(b) of the Disclosure Schedule, the “Leased Real Properties” and together with the Owned Real Property, collectively, the “Real Property”);

(c) all tangible personal property and interests therein, including all machinery, equipment, furniture, fixtures, tools and other equipment to the extent owned, held or used primarily in the conduct of the Business, or located at any site included in the Real Property;

(d) all Inventory;

(e) all rights under all Contracts to the extent owned, held or used primarily in the conduct of the Business, including those listed in Section 3.08 of the Disclosure Schedule;

(f) all rights, claims, credits, causes of action, counter claims or rights of set-off against third parties (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or noncontingent) to the extent separable from the Retained Business and relating to or arising from any Purchased Assets, Assumed Liabilities or the Business;

(g) all Accounts Receivable, whether or not reflected on the Balance Sheets;

(h) all Prepaid Expenses;

(i) all rights and claims under any and all warranties extended by suppliers, vendors, contractors, manufacturers and licensors to the extent relating to or arising from any Purchased Assets, Assumed Liabilities or the Business;

(j) all Owned Intellectual Property Rights, including the Acquired Brands, and Licensed Intellectual Property Rights;

(k) the goodwill of the Business;

(l) all advertising, marketing, market research, sales and promotional materials, including Digital Assets and website content, purchase orders, forms, labels, shipping materials, catalogues and sales brochures, primarily relating to or arising from any Purchased Assets, Assumed Liabilities or the Business;

(m) all transferable Permits held by Seller and its Subsidiaries primarily relating to any Purchased Assets, Assumed Liabilities or the Business;

(n) subject to Applicable Law and other than the Excluded Assets of a type described in Section 2.03(e) or Section 2.03(h), (A) all Business Records to the extent such Business Records relate solely to the Business, the Purchased Assets or the Assumed Liabilities (it being understood that none of the Business Records relating solely to the Business, the Purchased Assets or the Assumed Liabilities shall be excluded as Purchased Asset solely because portions of such Business Records (e.g., customer and supplier names, contacts, etc.) also appear in separate and distinct Business Records of Seller that are not exclusively relating to the Business, the Purchased Assets or the Assumed Liabilities) and (B) to the extent not covered by clause (A) above, the portions of any other Business Records that relate to the Business, the Purchased Assets or the Assumed Liabilities if such portions are reasonably identifiable and segregable from the Business Records that do not relate to the Business, the Purchased Assets or the Assumed Liabilities; and

(o) the assets set forth in Section 2.02(o) of the Disclosure Schedule.

Section 2.03. Excluded Assets. Buyer expressly understands and agrees that all of the assets of Seller and the Retained Subsidiaries not owned, used or held for use primarily in the conduct of the Business by Seller or any Retained Subsidiary and not otherwise specifically identified in Section 2.02(a) – (o) shall remain the property of Seller or such Retained Subsidiaries (collectively, the “Excluded Assets”):

(a) all bank accounts;

(b) all Cash and Cash Equivalents of the Business other than the Asset Acquired Closing Cash;

(c) all insurance policies applicable to the Business, and all claims, credits, causes of action or rights thereunder, except as set forth in Section 6.16;

(d) the Seller Retained Marks and all other Intellectual Property Rights that are not owned, used or held for use primarily in the conduct of the Business, excluding, for the avoidance of doubt, the Acquired Brands;

(e) all books, records, files and papers, whether in hard copy or electronic format, prepared specifically with respect to the preparation and negotiation of this Agreement or the transactions contemplated hereby, and all minute books and Tax Returns of Seller and the Retained Subsidiaries;

(f) all rights of Seller or any of the Retained Subsidiaries arising under the Transaction Documents or the transactions contemplated thereby;

(g) all assets of the Business Benefit Plans;

(h) the personnel records (including all human resources and other records) of Seller or a Retained Subsidiary relating to employees of Seller or such Retained Subsidiary other than in relation to Transferred Employees;

(i) all Shared Contracts;

(j) all Contracts to which Seller or a Retained Subsidiary is party (other than the Contracts described in Sections 2.02(b), 2.02(e), 2.02(i) and 2.02(j));

(k) all Tax Assets of the Retained Businesses including any rights to Tax refunds or credits of the Seller’s Retained Businesses in respect of Tax overpayments;

(l) all capital stock or equity interests in any Person (other than, for the avoidance of doubt, a Purchased Subsidiary); and

(m) the other property and assets specifically identified in Section 2.03(m) of the Disclosure Schedule.

Section 2.04. Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the Effective Time, to assume (or cause to be assumed by one or more of its Subsidiaries) only the following Liabilities of Seller or any of the Retained Subsidiaries, except for the Excluded Liabilities (the “Assumed Liabilities”):

(a) all Liabilities of Seller or any of its Subsidiaries arising under the Contracts assigned to Buyer or its Subsidiary under Section 2.02(e) to the extent relating to performance for any periods following the Effective Time;

(b) all Liabilities under warranty obligations for individual product returns in the ordinary course of business consistent with past practice that are not material in amount relating to any products manufactured or sold by the Business at or prior to the Effective Time;

(c) all Liabilities under warranty obligations for individual product returns in the ordinary course of business consistent with past practice that are not material in amount relating to any products manufactured or sold by the Business at or prior to the Effective Time;

(d) all Accounts Payable, but only to the extent reflected in the Adjusted Net Working Capital;

(e) the Accrued Salaries and Wages and Other Accrued Liabilities but, in each case, only to the extent reflected in the Adjusted Net Working Capital;

(f) all Indebtedness of the Business specifically listed in Section 2.04(f) of the Disclosure Schedule (the “Asset Assumed Closing Indebtedness”);

(g) all Assumed Environmental Liabilities;

(h) all Assumed Employment Liabilities;

(i) all Unpaid Inventory Duties, but only to the extent reflected in the Adjusted Net Working Capital; and

(j) all Liabilities relating to or arising out of the ownership, use or operation of the Purchased Assets or the conduct of the Business, in each case after the Effective Time.

No Liabilities other than those expressly set forth in clauses (a) – (j) above shall be included in the Assumed Liabilities. Notwithstanding the foregoing, any Assumed Liabilities in respect of the Delayed Assets shall only be assumed at the Delayed Transfer Effective Time (it being understood that for this purpose, each preceding reference in this Section 2.04 to “Effective Time” or “Closing Date” shall be deemed to instead refer to “Delayed Transfer Effective Time” or “Delayed Transfer Date”, respectively), and such assumption shall only include such Assumed Liabilities as they exist as of the Delayed Transfer Date and shall be further subject to the provisions of Section 2.15(i).

Section 2.05. Excluded Liabilities. Buyer (or one or more of its Subsidiaries) is assuming only the Assumed Liabilities from Seller and the Retained Subsidiaries and is not assuming any other Liability of Seller or any of the Retained Subsidiaries of whatever nature, whether presently in existence or arising hereafter. All such other Liabilities shall be retained by and remain Liabilities of Seller or the Retained Subsidiaries, as applicable (all such Liabilities not being assumed being herein referred to as the “Excluded Liabilities”), including the following:

(a) all Liabilities to the extent arising out of or relating to the conduct or operation by Seller or any of its Subsidiaries in connection with any Retained Business;

(b) all Liabilities to the extent arising out of or relating to any Excluded Asset;

(c) all Liabilities to the extent arising from the ownership, use or operation of the Purchased Assets or the Business prior to the Effective Time (other than the Assumed Liabilities specified in clauses (a) through (h) of Section 2.04);

(d) all Liabilities or obligations to the extent arising out of the matters set forth in Section 2.05(d) of the Disclosure Schedule;

(e) all Retained Environmental Liabilities;

(f) all Liabilities for Taxes for any Pre-Closing Tax Period except for Unpaid Inventory Duties to the extent included in Section 2.04(i);

(g) all Indebtedness of the Business other than the Asset Assumed Closing Indebtedness (“Excluded Closing Indebtedness”);

(h) all Retained Employment Liabilities; and

(i) all Liabilities of Seller and the Retained Subsidiaries under the Transaction Documents, including all Liabilities that the Transaction Documents contemplate will be retained by the Seller or the Retained Subsidiaries.

In addition to the foregoing, any Liabilities of a Purchased Subsidiary that would have been an Excluded Liability if at the Effective Time it had been a Liability of a Seller or Retained Subsidiary shall be deemed to be the Excluded Liabilities for purposes of this Agreement, and at the Effective Time Seller or one or more of the Retained Subsidiaries shall assume and be responsible for such Liabilities.

Section 2.06. Limitation on Assignment of Purchased Assets. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any Contract or other Purchased Asset that is not assignable or transferable without (i) the consent of any Person, other than Seller, Buyer or any of their respective Affiliates, and such consent shall not have been obtained prior to Closing (or in the case of the Delayed Assets, after the Delayed Transfer Date) or (ii) violating any Applicable Law (such assets being collectively referred to herein as “Non-Assignable Assets”). Notwithstanding the foregoing, Seller and Buyer and each of their respective Subsidiaries shall have the continuing obligation from the date hereof until eighteen (18) months after the Closing (or in the case of the Delayed Assets, eighteen (18) months after the Delayed Transfer Date) to use their reasonable best efforts to obtain all necessary consents to the assignment or transfer thereof, or to deliver any required notices, it being understood that other than general internal costs, overhead and use of internal personnel and assets or infrastructure, neither Seller, Buyer nor any of their respective Affiliates or Subsidiaries shall be required to expend money or incur any Liability (other than de minimis costs and expenses), commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain such consents. Upon obtaining the requisite third-party consents thereto, such Non-Assignable Assets shall promptly be transferred and assigned to Buyer hereunder at no additional cost. With respect to any Non-Assignable Asset or right thereunder that is not transferred and assigned to Buyer at the Closing (or in the case of the Delayed Assets, the Delayed Transfer Date) by reason of this Section 2.06 after the Closing, until any requisite consent is obtained therefor and the same is transferred and assigned to Buyer, Buyer and Seller shall cooperate with each other and use their reasonable best efforts to obtain for Buyer, at no cost to Seller or Buyer or any of their respective Affiliates, an arrangement with respect thereto to provide for Buyer to obtain substantially comparable benefits therein and provide for Buyer to assume the obligations and bear the economic burdens associated therewith, and to otherwise put Buyer and Seller (and their respective Affiliates) in the position they would have been in had such Non-Assignable Asset and accompanying Assumed Liability been transferred at the Closing. In furtherance of the foregoing, Seller shall, and shall cause its Affiliates to, without further consideration therefor, pay and remit to Buyer or its designee all monies, rights and other consideration received in respect of such Non-Assignable Asset or right thereunder as promptly as reasonably practicable after receipt thereof.

Section 2.07. Purchase Price; Allocation of Purchase Price. The purchase price for the Purchased Assets and the Shares is (i) One Hundred and Twenty Million U.S. Dollars ($120,000,000), plus or minus, as applicable, (ii) the Net Working Capital Adjustment Amount, plus (iii) the Estimated Acquired Closing Cash Amount and minus (iv) the Estimated Assumed Closing Indebtedness Amount (as adjusted, the “Purchase Price”). The Estimated Purchase Price shall be paid as provided in Section 2.08 and shall be subject to adjustment as provided in Section 2.12.

(a) The Purchase Price shall be allocated, for Tax purposes, among the Purchased Assets and the Shares as set forth in the statement attached hereto as Exhibit F (the “Allocation Statement”).

(b) If an adjustment is made with respect to the Purchase Price pursuant to Section 2.12 or otherwise, such adjustment shall, pursuant to Section 1060 of the Code, be allocated as agreed by Buyer and Seller, and the Allocation Statement shall be adjusted in a manner consistent therewith. In the event that an agreement as to such adjustment is not reached within 60 days after the determination of the Final Adjusted Net Working Capital or other event giving rise to an adjustment, Buyer and Seller shall jointly retain an Accounting Referee (as defined in Section 2.11(c)) to resolve the disputed items. Upon resolution of the disputed items, the allocations reflected on the Allocation Statement shall be adjusted to reflect such resolution. The costs, fees and expenses of the Accounting Referee shall be borne equally by Buyer and Seller. Buyer and Sellers shall cooperate in the preparation of, and shall timely file, any forms (including Form 8594) with respect to the Allocation Statement, including any amendments to such forms required with respect to any adjustment to the Purchase Price, pursuant to this Agreement.

(c) Buyer and Seller shall, and shall cause their respective Subsidiaries to, file all Tax Returns (including amended returns and claims for refunds) and information reports in a manner consistent with the Allocation Statement.

Section 2.08. Estimated Purchase Price.

(a) At least five Business Days prior to the Closing Date, Seller shall deliver to Buyer a statement setting forth Seller’s good faith estimate of the Adjusted Net Working Capital (the “Estimated Adjusted Net Working Capital”), the Estimated Acquired Closing Cash Amount and the Estimated Assumed Closing Indebtedness Amount and the Purchase Price based thereon, accompanied by a reasonably detailed computation of such estimate (such statement, the “Estimated Closing Statement” and the estimate of the Purchase Price set forth therein, the “Estimated Purchase Price”). The Estimated Closing Statement shall be prepared in accordance with the accounting principles and methodologies set forth in the Illustrative Net Working Capital Schedule and the Accounting Principles and this Agreement. Following delivery of the Estimated Closing Statement, Seller shall provide Buyer and its advisors reasonable access to the relevant books and records and employees of Seller in connection with Buyer’s review of the calculation of the Estimated Purchase Price and the parties will cooperate in good faith to resolve any dispute with respect to the items set forth in the Estimated Closing Statement prior to Closing (but any such dispute shall not delay the Closing).

Section 2.09. Closing. The closing (the “Closing”) of the purchase and sale of the Shares and the Purchased Assets, the assumption of the Assumed Liabilities and the transactions contemplated by Section 2.01(b) shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, on the last Business Day of Seller’s fiscal month in which all of the conditions set forth in Article 9 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of those conditions) have been satisfied (or, to the extent permitted by Applicable Law, waived) (the first date on which such conditions are satisfied (or, to the extent permitted by Applicable Law, waived), the “Closing Trigger Date”). The Closing shall be deemed effective as of 11:59:59 p.m. Eastern Time on the Closing Date (the “Effective Time”). At the Closing:

(a) Buyer shall deliver to Seller:

(i) a certificate, dated the Closing Date and signed by an executive officer of Buyer, pursuant to Section 9.03(e) hereof;

(ii) a duly executed counterpart to each Transaction Document to which Buyer or any Affiliate thereof is a party;

(iii) the Estimated Purchase Price in immediately available funds by wire transfer to an account or accounts designated by Seller by notice to Buyer; and

(b) Seller shall deliver to Buyer:

(i) a certificate, dated the Closing Date and signed by an executive officer of Seller, pursuant to Section 9.02(f) hereof;

(ii) a duly executed counterpart to each Transaction Document to which Seller or any Affiliate thereof is a party;

(iii) certificates for the Shares (to the extent certificated) duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto;

(iv) such duly executed deeds and other good and sufficient instruments of conveyance and transfer as shall be effective to vest good and marketable title in Buyer to the Owned Real Property, free and clear of Liens except Permitted Liens; and

(v) the written resignation of all of the board members and officers of the Purchased Subsidiaries and their Subsidiaries, effective as of the Closing.

(c) In addition to the foregoing, but subject to the other provisions of this Article 2, Seller and Buyer (or their applicable Subsidiaries) shall execute and deliver, or cause to be executed and delivered, to the other party at the Closing such customary transfer agreements, assumption agreements, deeds, bills of sale, endorsements, assignments, affidavits and other instruments of sale, conveyance, transfer and assignment as may be required in a jurisdiction in which Applicable Law or custom requires observance of specified formalities or procedures to legally effect the transfer of the Purchased Assets or Shares or assumption by Buyer (or one or more of its Subsidiaries) of the Assumed Liabilities, in each case, in such form as is reasonably satisfactory to Buyer and Seller (the “Foreign Transfer Agreements”).

Section 2.10. Foreign Transfer Agreements. The Foreign Transfer Agreements shall serve purely to effect the legal transfer or assignment of the Purchased Assets and the assumption of the Assumed Liabilities in the applicable jurisdictions. For the avoidance of doubt, (i) the Foreign Transfer Agreements shall not have any effect on the value being given or received by Seller or Buyer, including the allocation of assets and Liabilities as between them, all of which shall be determined solely in accordance with this Agreement and (ii) in the event of any conflicts between any Foreign Transfer Agreement and this Agreement, the terms of this Agreement shall control in all respects.

Section 2.11. Final Purchase Price Calculation. (a) As promptly as practicable, but no later than 60 days after the Closing Date, Seller will cause to be prepared and delivered to Buyer a statement (the “Closing Statement”) setting forth Seller’s calculation of (i) Adjusted Net Working Capital, (ii) Acquired Closing Cash, (iii) Assumed Closing Indebtedness and (iv) the Purchase Price based thereon. The Closing Statement shall be prepared in accordance with the Illustrative Net Working Capital Schedule and the Accounting Principles. Buyer shall assist Seller in the preparation of the Closing Statement and shall provide Seller reasonable access to the properties, books and records of Buyer for such purpose.

(b) If Buyer disagrees with Seller’s calculation of the Purchase Price as set forth in the Closing Statement, Buyer may, within 30 days after delivery of the Closing Statement, deliver a written notice to Seller (a “Dispute Notice”) disagreeing with such calculation and which specifies Buyer’s calculation of the (i) Adjusted Net Working Capital, (ii) Acquired Closing Cash, (iii) Assumed Closing Indebtedness and (iv) the Purchase Price based thereon in reasonable detail, including specifying Buyer’s grounds for each point of disagreement. The Dispute Notice shall specify those items or amounts as to which Buyer disagrees (each, a “Disputed Item”) and Buyer shall be deemed to have agreed with all other items and amounts contained in the Closing Statement.

(c) If Buyer duly delivers a Dispute Notice, Buyer and Seller shall, during the 30 days following such delivery, use their reasonable best efforts to reach agreement on each Disputed Item in order to determine the Purchase Price. If Buyer and Seller are unable to reach such agreement during such period, they shall promptly thereafter jointly retain a nationally recognized and independent accounting firm, who shall not have any material relationship with Buyer or Seller or any of their respective Affiliates (the “Accounting Referee”) and cause such Accounting Referee promptly to review this Agreement and the Disputed Items for the purpose of calculating the Purchase Price. The Accounting Referee shall deliver to Buyer and Seller, as promptly as practicable, a written report setting forth such calculation. Such report shall be final and binding upon Buyer and Seller. The cost of such review and report shall be borne by Seller and Buyer in inverse proportion as they may prevail on the matters resolved by the Accounting Referee, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accounting Referee at the time the determination of such firm is rendered on the merits of the matters submitted. Buyer and Seller shall in good faith execute customary engagement documentation required by the Accounting Referee. The Accounting Referee shall determine, based solely on presentations by Buyer and Seller and their respective representatives, and not by independent review, only those Disputed Items still in dispute. In resolving any Disputed Item, the Accounting Referee shall be bound by the provisions of this Agreement and the application of the Illustrative Net Working Capital Schedule and the Accounting Principles. With respect to its determination of each such Disputed Item, the Accounting Referee may only decide the specific Disputed Items still under dispute by the parties and its decision for each such Disputed Item must be within the range of values assigned to each such Disputed Item in the Closing Statement and the Dispute Notice.

(d) Buyer and Seller agree that they will, and agree to cause their respective independent accountants and Subsidiaries to, cooperate and assist in the preparation of the Closing Statement and the calculation of the Purchase Price and in the conduct of the reviews referred to in this Section 2.11, including the making available to the extent necessary of books, records, work papers and personnel.

(e) For the avoidance of doubt, neither the calculations to be made pursuant to this Section 2.11 nor the purchase price adjustment to be made pursuant to Section 2.12 are intended to be used to adjust for errors or omissions that may be found with respect to the Balance Sheets or the Target Adjusted Net Working Capital Amount, for which Article 10 shall be the sole and exclusive remedy. No fact or event, including any market or business development, occurring on or after the Effective Time, and no change in GAAP or Applicable Law after the date hereof, shall be taken into consideration in the calculations to be made pursuant to Section 2.12.

Section 2.12. Adjustment of Purchase Price. (a) Subject to Section 2.12(b), if the Final Purchase Price exceeds the Estimated Purchase Price, Buyer shall pay to Seller, in the manner and with interest as provided in Section 2.12(c), the amount of such excess. If the Final Purchase Price is less than the Estimated Purchase Price, Seller shall pay to Buyer, in the manner and with interest as provided in Section 2.12(c), the amount of such difference. The “Final Purchase Price” means the Purchase Price (x) as set forth in the Closing Statement if Buyer does not duly deliver a Dispute Notice or (y) if a Dispute Notice is delivered (i) as agreed between Seller and Buyer pursuant to Section 2.11(c) or (ii) in the absence of such agreement, as determined by the Accounting Referee pursuant to Section 2.11(c); provided, that in no event shall the finally determined Adjusted Net Working Capital (the “Final Adjusted Net Working Capital”), Acquired Closing Cash or Assumed Closing Indebtedness (collectively, the “Final Adjusted Amounts”), in each case, be more than the higher value thereof proposed by either Seller or Buyer or less than the lower value thereof proposed by either Seller or Buyer, in each case, as set forth in the Closing Statement and the Dispute Notice, respectively.

(b) For purposes of calculating the Final Purchase Price pursuant to Section 2.12(a):

(i) Promptly upon the determination of the Final Adjusted Amounts, the parties shall determine the amount that would have been paid pursuant to Section 2.08 if the Final Adjusted Amounts had been substituted for the Estimated Adjusted Net Working Capital, Estimated Acquired Closing Cash Amount and Estimated Assumed Closing Indebtedness Amount, as applicable.

(ii) If such substitution when netted, would have resulted in a Purchase Price that is less than the Estimated Purchase Price paid at the Closing, then Seller shall pay to Buyer an aggregate amount equal to such shortfall pursuant to Section 2.12(a).

(iii) If such substitution when netted, would have resulted in a Purchase Price that is greater than the Estimated Purchase Price paid at the Closing, then Buyer shall pay to Seller an aggregate amount equal to such excess pursuant to Section 2.12(a).

(iv) If such substitution when netted, would have resulted in a Purchase Price that is equal to the Estimated Purchase Price paid at Closing, then there shall be no adjustment to the Estimated Purchase Price.

(c) Any payment pursuant to this Section 2.12 shall accrue interest pursuant to Section 2.13 and shall be made by Buyer or Seller, as the case may be, at a mutually convenient time within five Business Days after the determination of Final Purchase Price, by wire transfer of immediately available funds to such account or accounts of such other party as may be designated by such other party.

Section 2.13. Payments. Any amount required to be paid by Buyer or Seller under this Agreement that is not paid within the period specified for such payment shall bear interest on a daily basis, from and including the date such payment was required to be made hereunder, to but excluding the date of payment, at a rate per annum equal to the rate of interest publicly announced by JPMorgan Chase Bank from time to time as its prime rate in effect at its office located at 270 Park Avenue, New York, New York in effect from time to time during the period from the date such payment was required to be made hereunder, to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

Section 2.14. Withholding. Notwithstanding anything to the contrary herein, each party shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement and the other Transaction Documents such amounts as are required to be deducted and withheld under Applicable Law (such party that deducts and withholds, the “Withholding Party”). The Withholding Party shall timely pay the full amount so deducted or withheld to the relevant Taxing Authority, in accordance with Applicable Law. To the extent such amounts are so deducted or withheld and timely paid to the relevant Taxing Authority under this Section 2.14, such amounts shall be treated for all purposes of this Agreement and the other Transaction Documents as having been paid by the Withholding Party to the other party.

Section 2.15. Delayed Transfer.

(a) Notwithstanding anything to the contrary herein, the parties hereby agree that the conveyance, assignment, transfer and delivery to Buyer (or one or more of its Subsidiaries) of the Purchased Assets (other than the Assigned IP and the Purchased Assets described in Section 2.02(j)) located in the jurisdictions set forth in Section 2.15(a) of the Disclosure Schedule or other jurisdictions outside of the United States and Canada in which brand concept stores or agency relationships are managed from such jurisdictions (the “Delayed Assets”), and the assumption by Buyer (or one or more of its Subsidiaries) of the Assumed Liabilities with respect thereto (including without limitation, the Delayed Assets Employees), shall (x) not occur until the earlier of (i) the twelve (12) month anniversary of the Closing Date and (ii) such earlier date after the Closing designated by Buyer on not less than thirty (30) days’ written notice to Seller and (y) be subject to the prior completion and fulfillment of any Delayed Assets Employees Notice Obligation as required pursuant to any Delayed Assets Employees Notice Procedure, which Seller and Buyer agree to work together in good faith to promptly fulfill (such date that the Delayed Assets are conveyed, assigned, transferred or delivered to, and the Assumed Liabilities with respect thereto are assumed by, Buyer (or one or more of its Subsidiaries), the “Delayed Transfer Date”) provided that the Delayed Transfer Date shall occur on the last Business Day of Seller’s fiscal month in which the date set forth in the foregoing clauses (i) or (ii), as the case may be, occurs. The consummation of such conveyance, assignment, transfer, delivery and assumption shall be deemed effective as of 11:59 p.m. on the Delayed Transfer Date (the “Delayed Transfer Effective Time”). Following Seller’s receipt of such written notice, Buyer and Seller shall cooperate in good faith to agree upon an appropriate method of conveying, assigning, transferring and delivering physical possession of the applicable Delayed Assets. The transfer of the Delayed Assets and the assumption of the Assumed Liabilities with respect thereto shall be effected without the payment of any additional consideration by Buyer or its Subsidiaries and shall not modify, alter or otherwise affect any obligations with respect to the calculation or payment of the Purchase Price set forth in this Article 2.

(b) Until the conveyance, assignment, transfer or delivery to Buyer (or one or more of its Subsidiaries) of the Delayed Assets and the assumption of the Assumed Liabilities with respect thereto, and except as expressly contemplated by the Transaction Documents or with Buyer’s written consent (which shall not be unreasonably withheld, conditioned or delayed), from the Closing until the Delayed Transfer Effective Time, Seller shall, and shall cause its Retained Subsidiaries to, conduct the Business associated with the Delayed Assets in the ordinary course consistent with past practice (it being understood that, after the Closing, as between the Parties, Buyer will be solely and exclusively responsible for the prosecution, maintenance and enforcement, in its sole discretion, of the Intellectual Property Rights included in the Purchased Assets) and use reasonable best efforts to (A) preserve intact the Business’s business organizations and relationships with third parties, including customers and suppliers, and (B) without being required to increase compensation or pay any bonuses or other amounts, keep available the services of those of its officers and employees who are involved in the operation of the Business as presently conducted. In addition, until the Delayed Transfer Effective Time, Seller and its Subsidiaries shall not take any actions that would be prohibited by Section 5.01 of this Agreement (other than any changes to the policies, procedures, or processes which are generally applicable to Seller and its Subsidiaries, provided any such changes do not affect the amounts that would otherwise be payable under Section 2.15(d)), with respect to the Delayed Assets and the Business related thereto, to the same extent as if such provisions were to apply to the Seller or such Subsidiaries until the Delayed Transfer Effective Time. Without limiting the foregoing, and to the extent permitted by Applicable Law, Seller shall, and shall cause its Subsidiaries to, in respect of the Delayed Assets and the Assumed Liabilities relating thereto, take such reasonable and lawful direction from Buyer with respect to the operation and conduct of the Business associated with the Delayed Assets and the Assumed Liabilities related thereto and shall permit Buyer to make all strategic and business decisions relating thereto, including, in each case, to the extent permissible under Applicable Law, (i) the issuance of any new purchase orders other than in the ordinary course of business consistent with past practice (so long as such ordinary course of business is not inconsistent with Buyer’s specific direction), (ii) the opening or closing of stores, (iii) the introduction of new products, (iv) the expansion of operations of the Business, (v) the hiring, termination or transfer of Delayed Assets Employees, (vi) the licensing or sublicensing of Intellectual Property Rights, (vii) providing return authorizations to customers or granting credits to retailers other than in the ordinary course of business consistent with past practice (so long as such ordinary course of business is not inconsistent with Buyer’s specific direction), and (viii) marketing and product designs. Seller shall also cooperate with Buyer in good faith, and Seller shall provide Buyer with regular updates regarding the activities and operations of the Business, to the extent requested by Buyer during the period prior to the Delayed Transfer Effective Time in connection with the transition of the Business associated with the Delayed Assets to Buyer (or its Subsidiaries) at the Delayed Transfer Effective Time. Seller shall keep Buyer reasonably informed of any new purchase orders, return authorizations to customers and credits to retailers provided by the Business in the ordinary course of business in accordance with the previous sentence.

(c) Subject to Applicable Law and the Confidentiality Agreement, Seller shall, and shall cause its Subsidiaries to, (i) give Buyer, its counsel and other authorized representatives reasonable access (such access to occur during normal business hours and on reasonable notice and in such a manner as would not unreasonably interfere with the conduct of the business of the Seller) to all properties, personnel, books and records of the Business to the extent related to the Delayed Assets, (ii) furnish to Buyer, its counsel and other authorized Representatives such financial and operating data and other information in the possession of Seller and its Subsidiaries (and in the form such information or data then exists) relating to the Business to the extent related to the Delayed Assets as such Persons may reasonably request, and (iii) instruct the employees, independent accountants, counsel and financial advisors of Seller to cooperate with the Buyer in respect of the management and operations of such Business. Buyer shall bear all reasonable out-of-pocket costs and expenses incurred by Seller and its Affiliates pursuant to this Section 2.15(c).

(d) As promptly as reasonably practicable after the end of each fiscal month after the Closing Date through (and including) the month in which the Delayed Transfer Date occurs, Seller shall submit to the Buyer an unaudited statement of pre-Tax operating cash flows substantially in the form of Schedule II hereto (the “Cash Flow Schedule”) setting forth the operating cash flows of the Business in respect of the Delayed Assets calculated in accordance with the Accounting Principles and determined in the manner set forth in the Cash Flow Schedule, which shall reflect the operating cash flows of the Business associated with the Delayed Assets for each partial or whole fiscal month following the Closing Date until the Delayed Transfer Date (each, a “Cash Flow Statement”). Notwithstanding anything herein to the contrary, in no event shall Seller or its Subsidiaries allocate or charge costs or expenses to the Business associated with the Delayed Assets other than as set forth on the Cash Flow Statement.

(e) To the extent that a Cash Flow Statement indicates that the Business associated with the Delayed Assets had positive pre-Tax operating cash flows for a partial or whole fiscal month after the Closing Date until the Delayed Transfer Date, the Seller shall pay, or cause to be paid, such amount to Buyer (or one of its Subsidiaries designated by Buyer) as soon as commercially practicable, but in no event later than five Business Days, after delivery of the Cash Flow Statement. To the extent that a Cash Flow Statement indicates that the Business associated with the Delayed Assets had negative pre-Tax operating cash flows for a partial or whole fiscal month after the Closing Date until the Delayed Transfer Date, then Buyer (or one of its Subsidiaries designated by Buyer) shall pay, or cause to be paid, such amount to Seller as soon as commercially practicable, but in no event later than five Business Days, after delivery of the Cash Flow Statement.

(f) Any dispute between the parties regarding the amounts set forth in any Cash Flow Statement delivered pursuant to this Section 2.15 shall be subject to resolution in the same manner set forth in Section 2.11 of this Agreement.

(g) On the Delayed Transfer Date, each of Buyer and Seller shall execute and deliver the Foreign Transfer Agreements in respect of the transfer of the Delayed Assets to Buyer (or one or more of its Subsidiaries designated by it) and the assumption by Buyer (or one or more of its Subsidiaries) of the Assumed Liabilities with respect thereto, assuming for such purposes that references to the Closing Date in such Foreign Transfer Agreements refer to the relevant Delayed Transfer Date.

(h) In the event of loss or damage occurring to any Delayed Asset (a “Damaged Asset” and such event an “Asset Casualty”) following the Closing and prior to the Delayed Transfer Date, (i) Seller shall notify Buyer promptly upon the occurrence of an Asset Casualty and provide Buyer with such updates and information as Seller receives from time to time, (ii) Seller shall use its reasonable best efforts to restore the Damaged Asset to a safe condition and (iii) at the Delayed Transfer Effective Time, Seller or the Other Sellers, as applicable, shall assign to Buyer or its designated Subsidiary all proceeds of property and casualty insurance (net of any such proceeds actually spent to restore the Damaged Asset) maintained by Seller or the Other Sellers attributable to such Damaged Asset.

(i) Notwithstanding anything in this Agreement to the contrary, the Assumed Liabilities shall include all Liabilities (other than Excluded Liabilities) relating to the ownership, use or operation of the Delayed Assets or the conduct of the Business associated with the Delayed Assets that are incurred following the Effective Time and prior to the Delayed Transfer Effective Time, except for any such Liabilities (which shall be deemed to be Excluded Liabilities for purposes of this Agreement), resulting from a breach by Seller or its Subsidiaries of this Section 2.15(i) or that are otherwise incurred outside of the ordinary course of business of the Business (unless taken at the specific direction of Buyer in accordance with this Section 2.15) and any such Liabilities shall be deemed to be Excluded Liabilities for purposes of this Agreement. Seller shall cooperate with Buyer and assist Buyer in obtaining insurance policies in the name of Seller and its Subsidiaries under terms and conditions requested by Buyer with respect to insuring the Liabilities of the Business associated with the Delayed Assets following the Effective Time. Buyer shall be responsible for the costs of such insurance policies and such insurance policies shall name Buyer and its Subsidiaries as additional insured Persons. Such policies and any and all rights thereunder shall be assigned to Buyer at the Delayed Transfer Date.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedule (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in the Disclosure Schedule relates, but subject to Section 12.13), Seller hereby represents and warrants to Buyer, as of the date hereof and as of the Closing Date, that:

Section 3.01. Corporate Existence and Power. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full power and authority to enable it to own, lease or otherwise hold its properties and assets (including the Purchased Assets) and to conduct its Business as presently conducted. Each Other Seller is duly organized, validly existing and, to the extent legally applicable, is in good standing in each jurisdiction where the character of any properties owned, leased or operated by it or the nature of the Business conducted makes such qualification necessary. Seller and each Other Seller, as applicable, has full corporate or similar authority and power to execute and deliver this Agreement and each of the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. Seller has made available to Buyer correct and complete copies of Seller’s certificate of incorporation and bylaws and all amendments thereto.

Section 3.02. Corporate Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby are within Seller’s corporate powers and have been duly authorized by all necessary corporate action on the part of Seller. The execution, delivery and performance of each other Transaction Document to which Seller or any of its Subsidiaries is a party, by Seller and any such Subsidiary, and the consummation of the transactions contemplated thereby, are within Seller’s and any such Subsidiary’s corporate or similar authority and power and have been, or will be prior to their execution, delivery and performance, duly authorized by all necessary corporate or similar action on the part of Seller and any such Subsidiary. Assuming due and valid execution by each other party hereto, this Agreement has been duly executed and delivered by Seller and constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (collectively, the “Enforceability Exceptions”)). Assuming due and valid execution by each other party thereto, each other Transaction Document to which Seller or any of its Subsidiaries is a party constitutes or, upon the execution and delivery thereof by Seller and any such Subsidiary, shall constitute, a valid and binding agreement of Seller and any such Subsidiary, enforceable against Seller and any such Subsidiary in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.03. Governmental Authorization. The execution, delivery and performance by Seller and each of its Subsidiaries of each Transaction Document to which it is a party and the consummation by Seller or such Subsidiary of the transactions by Seller or such Subsidiary, as applicable, contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority and none of Seller nor any Subsidiary of Seller is required to provide any notice, declaration, filing or receive the consent or approval of any Governmental Authority, other than (i) those required to be made or obtained pursuant to the HSR Act; (ii) those required to be made or obtained with respect to Competition Laws; (iii) those required to be made or obtained under the 1934 Act, and the rules and regulations promulgated thereunder; (iv) those required to be made or obtained with respect to work councils, labor unions and similar bodies; or (v) any such actions or filings, the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to be material to the Business.

Section 3.04. Noncontravention. The execution, delivery and performance by Seller and each of its Subsidiaries of the Transaction Documents to which it is a party, and the consummation of the transactions by Seller or such Subsidiary contemplated hereby and thereby do not and will not, with or without notice or lapse of time or both, assuming compliance with the matters referred to in Section 3.03, (i) conflict with, violate or result in a breach of any provision of the certificate of incorporation, bylaws or other governing or similar organizational document of Seller or its Subsidiaries, (ii)) violate, breach or conflict with any Applicable Law (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, revocation, cancellation or acceleration of, any right or obligation of Seller, or any Other Seller or any Purchased Subsidiary, or to a loss of any benefit to which Seller or any Other Seller or any Purchased Subsidiary is entitled under any provision of any agreement or other instrument binding upon Seller, any Other Seller or any Purchased Subsidiary, or cause the forfeiture of any right under any indenture, mortgage, lease, contract, agreement, license, charter or instrument to which Seller or any of its Subsidiaries is a party or is bound, or (iv) result in the creation or imposition of any Lien on any Purchased Asset, the Shares or on any asset of any Purchased Subsidiary, except for any Permitted Liens, with such exceptions, in the case of each of clauses (ii) through (iv), as would not have, individually or in the aggregate, reasonably be expected to be material to the Business or as would not prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Seller or any of its Subsidiaries is a party.

Section 3.05. Purchased Subsidiaries. (a) Each Purchased Subsidiary is duly organized and validly existing and, to the extent legally applicable, in good standing under the laws of its jurisdiction of organization. Each Purchased Subsidiary (i) has full organizational and corporate power and authority to carry on the Business as now conducted and (ii) has full corporate power and authority to own, lease and operate any and all of its properties, rights and assets in respect of the Business. Since the Balance Sheet Date and except as disclosed to Buyer prior to the date hereof, no Purchased Subsidiary has been treated as a corporation for Tax purposes.

(b) Section 3.05(b) of the Disclosure Schedule sets forth the authorized, issued and outstanding shares of capital stock (or other equity interests) of each Purchased Subsidiary and the record and beneficial owners of such outstanding shares of capital stock (or other equity interests) of each Purchased Subsidiary. All of the Shares (and equity interests in the other Purchased Subsidiaries) are owned beneficially and of record by Seller, the Retained Subsidiaries or a Purchased Subsidiary (as applicable) free and clear of any Lien. All of the issued and outstanding shares of capital stock (or other equity interests) of the Purchased Subsidiaries (i) are duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights, and (ii) were offered and issued in compliance with applicable securities laws. Each of Seller, the applicable Retained Subsidiary and Purchased Subsidiaries has the right, authority and power to sell, assign and transfer any or all of such Shares to Buyer.

(c) Except for the Shares and as otherwise set forth on Section 3.05 Section 3.05(b) of the Disclosure Schedule or Section 3.05(c) of the Disclosure Schedule, there are no equity interests in a Purchased Subsidiary issued, reserved for issuance or outstanding and there are no preemptive or similar rights on the part of any holder of any class of securities of any Purchased Subsidiary (other than any other Purchased Subsidiary). There are no options, warrants, preemptive or similar rights, rights of first refusal, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units or Contracts to which any Purchased Subsidiary, Seller or any of its Subsidiaries is a party or by which any of them is bound that (i) would obligate any of them to issue, deliver, sell, purchase or redeem, or cause to be issued, delivered, sold, purchased or redeemed, any equity interests of any Purchased Subsidiary or any security convertible into, or exercisable or exchangeable for, any equity interests of a Purchased Subsidiary or (ii) would obligate any Purchased Subsidiary or any other Person to issue, grant, extend or enter into any such option, warrant, security, right, unit or Contract of any Purchased Subsidiary.

Section 3.06. Financial Statements; Undisclosed Liabilities. (a) The Balance Sheets of the Business as of January 3, 2015 and January 2, 2016 and the related unaudited statements of profit and loss of the Business for the fiscal years ended January 3, 2015 and January 2, 2016 (the “Annual Financial Statements”), and the unaudited Balance Sheet and the related statements of profit and loss (the “Interim Financial Statements”) as of and for the period ended the Balance Sheet Date (together with the Annual Financial Statements, the “Financial Statements”), fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as set forth in Section 3.06(a) of the Disclosure Schedule and subject to the absence of notes and normal year-end adjustments), the financial position of the Purchased Subsidiaries and the Business as of the dates thereof and the results of operations of the Purchased Subsidiaries and the Business for the period then ended. Seller maintains with respect to the Business a system of internal control over financial reporting, which provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. There are no significant deficiencies or material weaknesses in the design or operation of Seller’s internal controls which could adversely affect Seller’s ability to record, process, summarize and report financial data.

With respect to the Business, there is and since January 1, 2013, has been no fraud, whether or not material, that involves management or, to the Seller’s knowledge, other employees who have a significant role in Seller’s internal controls.

(b) Neither Seller nor any of its Subsidiaries has any claims or Liabilities in respect of the Business or the Purchased Assets or the Purchased Subsidiaries, prepared in accordance with GAAP, except for (i) future executory Liabilities arising under Contracts entered into in the ordinary course of business (other than as a result of breach of Contract, tort, infringement or violation of Applicable Law) (ii) Liabilities reflected on the Financial Statements (iii) Liabilities arising under this Agreement or any other Transaction Document (iv) the Excluded Liabilities, (v) Liabilities (other than as a result of breach of Contract, tort, infringement or violation of Applicable Law) incurred subsequent to the Balance Sheet Date in the ordinary course of business consistent with past practice or (vi) other Liabilities that would not reasonably be expected to be material to the Business.

Section 3.07. Absence of Certain Changes. Since the Balance Sheet Date until the date hereof, (a) the Business has been conducted in all material respects in the ordinary course consistent with past practices and (b) there has not been any change, event, occurrence, development, condition or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. In addition, since the Balance Sheet Date until the date hereof, Seller has not taken any acts, which if taken after the date hereof would require Buyer’s consent under Sections 5.01(b), 5.01(c), 5.01(e), 5.01(f), 5.01(g), 5.01(k), 5.01(l), 5.01(m), 5.01(n), 5.01(u), 5.01(v) or 5.01(x).

Section 3.08. Material Contracts. (a) Except as set forth in Section 3.08 of the Disclosure Schedule, with respect to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Subsidiaries, as of the date of this Agreement, neither Seller nor any of its Subsidiaries is a party to or bound by:

(i) any lease or sublease (whether of real or personal property) requiring (A) annual rentals of $100,000 or more or (B) aggregate payments by Seller and its Subsidiaries of $200,000 or more;

(ii) any Contract (other than the Contracts specified in Section 3.08(a)(i) and other than purchase orders) for the purchase of materials, supplies, goods, services, equipment or other tangible assets requiring either (A) annual payments by Seller or any of its Subsidiaries of $200,000 or more or (B) aggregate payments by Seller or any of its Subsidiaries of $500,000 or more;

(iii) any binding sales, distribution or other similar agreement (excluding purchase orders) providing for the sale, distribution or license by Seller or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets requiring either (A) annual payments to Seller or any of its Subsidiaries of $100,000 or more or (B) aggregate payments to Seller or any of its Subsidiaries of $500,000 or more;

(iv) any Contracts pursuant to which a Seller or any of its Subsidiaries (A) is granted or obtains or agrees to grant or obtain any right to use or otherwise exploit any Intellectual Property Rights material to the Business, (B) is restricted in its right to use or register any Intellectual Property Rights material to the Business, or (C) permits or agrees to permit any other Person, to use, enforce, or register any Intellectual Property Rights material to the Business;

(v) a Contract that would require Buyer or any of its Subsidiaries to license, assign, or make available any Intellectual Property Rights owned or licensed by Buyer or any of its Affiliates to any other Person (or restrict the use by Buyer or any of its Affiliates thereof), as a result of the transactions contemplated hereby (it being understood that this Section 3.08(a)(v) does not apply to the Assigned IP, Owned Intellectual Property Rights, Licensed Intellectual Property Rights, or any other Intellectual Property Rights, in each case, to the extent held by the Seller or its Subsidiaries);

(vi) any joint venture or other similar agreement;

(vii) any collective bargaining agreement or labor agreement;

(viii) any Contract (other than the Contracts specified in Section 3.08(a)(i)) that limits the freedom of Seller or any of its Subsidiaries to compete in any line of business or with any Person or in any area and which would so limit the freedom of Buyer or the Purchased Subsidiaries after the Closing Date;

(ix) a Contract granting a Lien (other than a Permitted Lien) on any Purchased Asset;

(x) a Contract for the sale of any Purchased Asset or the grant of any rights to purchase any Purchased Asset, in each case outside the ordinary course of business;

(xi) a Contract (other than a Benefit Plan) currently in effect with current or former agents, advisors, salesmen, sales representatives, distributors, dealers, franchisees or similar representatives that (i) are not cancelable by Seller or its Subsidiaries on notice of not longer than 90 days without Liability, penalty or premium or (ii) provide for the payment of any bonus, or of any commission based on sales or earnings;

(xii) any Intercompany Agreement;

(xiii) any agreement relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise) entered into during the five-year period immediately preceding the date hereof;

(xiv) a Contract granting most favored customer pricing to any Person, or any Contract providing for the grant of exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract which requires the purchase of all or substantially all of a particular service, product or material from a supplier or containing a minimum purchase or supply commitment, in each case, that would apply to the activities of Buyer or its Subsidiaries after the Closing with respect to the Business;

(xv) any settlement agreement that would impose limitations on the operation of the Business after the Closing; and

(xvi) any Contract in respect of or evidencing Indebtedness of a Purchased Subsidiary or that is an Assumed Liability.

(b) Each Contract required to be disclosed pursuant to this Section 3.08 or, if entered into after the date hereof and prior to Closing, would have been required to be disclosed pursuant to this Section 3.08 if it had been entered into on or prior to the date hereof (each, a “Material Contract”) (other than the Contracts specified in Section 3.08(a)(i)) is a valid and binding agreement of Seller or its applicable Subsidiary party thereto and is in full force and effect, and neither Seller nor such applicable Subsidiary nor, to the knowledge of Seller as of the date hereof, any other party thereto is in default or breach in any respect under the terms of any such Material Contract, and no event exists which, with the giving of notice or lapse of time or both, would reasonably be expected to constitute a breach, default or event of default on the part of Seller, any Other Seller or any Purchased Subsidiary under any Material Contract or, to the knowledge of Seller, any other party thereto, except for any such defaults or breaches which would not reasonably be expected, individually or in the aggregate, to be material to the Business. Seller has made available to Buyer true, correct and complete copies of each Material Contract as amended through the date of this Agreement.

Section 3.09. Litigation. Except as set forth on Section 3.09 of the Disclosure Schedule, there is no Action pending against or in respect of the Business or, to the knowledge of Seller, threatened by or against Seller or any of its Subsidiaries in respect of the Business, in each case relating to or arising out of the Business or the Purchased Assets, (i) which involves an amount in controversy in excess of $100,000 or any material non-monetary relief or (ii) which, individually or in the aggregate, is reasonably expected to be material to the Business. There is no Order imposed upon Seller or any of its Subsidiaries relating to the Business, which would have any of the effects referred to in the prior sentence.

Section 3.10. Compliance with Laws. Since January 1, 2013, Seller and its Subsidiaries have complied, in all material respects, with Applicable Law related to the conduct of the Business, and neither Seller nor its Subsidiaries has been in violation of, and to the knowledge of Seller, has not been under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law relating to the conduct of the Business, or in connection with the Purchased Assets or Purchased Subsidiaries. Seller and the Other Sellers (in respect of the Business) and the Purchased Subsidiaries, as applicable, are and have been in compliance, in all material respects, with the laws and regulations administered by the United States Customs Service and any other applicable U.S. or foreign government customs authority (“Customs”). There are no Actions pending, or to Seller’s knowledge, threatened against or affecting Seller, any Other Seller or any Purchased Subsidiaries by Customs for duties, Taxes, fees, penalties or liquidated damages, in any such case that would be material to the Business.

Section 3.11. Properties; Liens.

(a) (i) Section 3.11(a)(i) of the Disclosure Schedule contains a true, correct and complete list of all Owned Real Property as of the date hereof and as of the Closing.

(ii) Seller or the Other Sellers, as applicable, have good and marketable fee title to each Owned Real Property, free and clear of all Liens other than the Permitted Liens. All Owned Real Property, including all utility service thereto, is maintained in good condition and repair, reasonable wear and tear excepted, in material compliance with all Applicable Law and regulations and is adequate and fit for occupancy and use in accordance with past practice. There are no condemnation or eminent domain proceedings pending or, to the knowledge of Seller, threatened that would interfere with the present use of any Owned Real Property. No casualty has occurred with respect to any Owned Real Property which has not been repaired in full. Each Owned Real Property is occupied and utilized by the Seller or the Other Seller under valid and current certificates of occupancy, permits, licenses and the like, and the transactions contemplated hereby will not invalidate or require the issuance of any new or amended certificates of occupancy.

(iii) The Owned Real Property is covered by fire and extended coverage insurance for the coverage and amount as previously disclosed to Buyer. Seller shall maintain all policies of insurance on the Owned Real Property presently maintained in full force and effect through the Closing Date.

(iv) Seller has delivered or otherwise made available for inspection to the Buyer true, complete and correct copies of any title policies, title reports and commitments (including, without limitation, copies of documents listed as exceptions therein), surveys, property condition reports, zoning reports, engineering reports, plans, permits, certificates of occupancy and insurance “incident” reports in each case with respect to each Owned Real Property in the possession of or reasonably available to the Seller or any of its Subsidiaries.

(b) Section 3.11(b) of the Disclosure Schedule contains a true, correct and complete list, as of the date hereof and as of the Closing Date, of: (i) Leased Real Properties and (ii) all real property leases, subleases, licenses or other agreements or occupancy rights and all amendments and modifications thereto (whether written or oral) with respect to the Leased Real Properties (the “Real Property Leases”) and (iii) the address of each of the Leased Real Properties that is the subject of each such Real Property Lease.

(c) As of the date hereof and the Closing (i) all Real Property Leases are in full force and effect, constitute legal, valid and binding obligations of Seller or an Other Seller, as applicable, and, to the knowledge of Seller, the other party thereto and are enforceable in accordance with their respective terms, except as would not reasonably be expected, individually or in the aggregate, to be material to the applicable Real Property Lease; (ii) each Leased Real Property is in all material respects in good condition and repair, reasonable wear and tear excepted, and, except for repairs being undertaken in the ordinary course, are adequate and fit for occupancy and use in all material respects consistent with past practice; (iii) neither Seller nor any Other Seller has given to or received from any other Person within the last twelve (12) months any written notice of a material default or termination under any Real Property Lease; (iv) to the knowledge of Seller, there are no condemnation or eminent domain proceedings pending or threatened that would interfere with the present use of the Leased Real Property; and (v) no material casualty has occurred with respect to any Leased Real Property which has not been repaired in all material respects.

(d) Seller or a Subsidiary of Seller, as the case may be, has good and valid title to, or in the case of any Leased Real Property or leased personal property, has valid leasehold interests in, all Purchased Assets, in each case free and clear of Liens, except for Permitted Liens listed below, and except for personal property and assets sold since the Balance Sheet Date in the ordinary course of business consistent with past practice or as would not reasonably be expected, individually or in the aggregate, to result in material harm or damage to the Business.

(e) No Purchased Asset is subject to any Lien, except for:

(i) Liens disclosed in Section 3.11(e)(i) of the Disclosure Schedule;

(ii) Liens for Taxes, assessments and similar charges that are not yet due and payable, or, if due, not delinquent or that are being contested in good faith and for which adequate reserves have been made;

(iii) mechanic’s, materialman’s, carrier’s, repairer’s, worker’s, warehouseman’s and other similar Liens arising or incurred in the ordinary course of business which do not (x) interfere in any material respect with the conduct of the Business as it is currently conducted, (y) impair the continued use, value or operation of the Purchased Assets to which they relate in the conduct of the Business as it is currently conducted, and (z) that are not yet due and payable, or, if due, not delinquent or that are being contested in good faith and for which adequate reserves have been made;

(iv) statutory or contractual Liens of landlords

(v) zoning, building codes and other land use laws regulating the use or occupancy of the Real Property or the activities conducted thereon which are imposed by any Governmental Authority and are not violated by the current use of the Business at the specific Real Property to which they relate;

(vi) Liens constituting non-exclusive licenses or sublicenses, or covenants not to sue, in respect of Intellectual Property Rights granted in the ordinary course of business consistent with past practices and not materially interfering with the conduct of the Business as it is currently conducted;

(vii) Liens and/or title exceptions created by any of the documents to be executed in connection with the Closing or this Agreement, whether prior to, at or after the Closing;

(viii) easements, rights of way, restrictions, covenants or other similar matters that are not material in amount and do not materially detract from the value or materially impair the existing use of the Real Property affected by such easement, right of way, restriction, covenant or other matter;

(ix) all matters that may be shown by a current accurate survey of the Real Property delivered or otherwise made available to Buyer prior to the date hereof; or

(x) Liens which will be extinguished and released in full as of the Closing (clauses (i) – (xi) of this Section 3.11(e) are, collectively, the “Permitted Liens”).

Section 3.12. Sufficiency of Assets. Except (i) for any property or services required to be provided under (and specifically identified in) the Transition Services Agreement, (ii) the Seller Retained Marks and (iii) as set forth in Section 3.12 of the Disclosure Schedule, the Purchased Assets and the property and assets owned by the Purchased Subsidiaries (x) are, in the case of personal property, structurally sound with no material defects and in good operating condition and repair (except for ordinary, routine maintenance and repairs), in compliance in all material respects with all Applicable Law, and fit for the ordinary purpose for which it is intended to be used and (y) constitute all of the assets (including Intellectual Property Rights), services and rights which are necessary for Buyer to conduct the Business immediately following the Closing as currently conducted.

Section 3.13. Intellectual Property. (a) Section 3.13(a) of the Disclosure Schedule contains a true, correct and complete list of all U.S. and foreign issuances, registrations and applications for registration or issuance of Intellectual Property Rights (including domain name registration) included in the Owned Intellectual Property Rights (the “Registered Intellectual Property Rights”).

(b) Seller or one of the Other Sellers is the sole and exclusive beneficial and, with respect to Registered Intellectual Property Rights, record owner of all Owned Intellectual Property Rights (including the Intellectual Property Rights set forth in Section 3.13(a) of the Disclosure Schedule), and holds its rights in the Licensed Intellectual Property Rights, free and clear of any Liens other than Permitted Liens. All Registered Intellectual Property Rights are subsisting, and, to the knowledge of Seller, valid and enforceable.

(c) (i) No current or former employee, officer, consultant, or independent contractor of Seller or any of its Subsidiaries owns or retains (or after the Closing will own or retain) any rights with respect to any material Owned Intellectual Property Rights; and (ii) Seller and its Subsidiaries have taken reasonable measures to protect the confidentiality of all material Trade Secrets included in the Owned Intellectual Property Rights and Licensed Intellectual Property Rights.

(d) Except as set forth on Section 3.13(d) of the Disclosure Schedule, (i) no Actions are pending or, to the knowledge of Seller, threatened, or have been asserted or threatened since January 1, 2013, which challenge the scope, ownership, validity, or enforceability of any rights in respect of any of the Owned Intellectual Property Rights, including the Acquired Brands, or which allege that the conduct of the Business infringes, dilutes, misappropriates, or otherwise violates the Intellectual Property Rights of any third party, (ii) since January 1, 2013, the conduct of the Business has not infringed, diluted, misappropriated, or otherwise violated any Intellectual Property Rights of any third party in any material respect, and (iii) to the knowledge of Seller, no third party is infringing, diluting, misappropriating, or violating any Owned Intellectual Property Right, including the Acquired Brands, in any material respect, and, since January 1, 2013, no such Actions have been asserted or threatened against any Person by Seller or any of its Subsidiaries.

(e) Seller and its Subsidiaries have at all times complied, in all material respects, with all Applicable Law, as well as their own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Seller or its Subsidiaries in relation to the Business or the Purchased Assets or the Purchased Subsidiaries. No material Actions have been asserted or, to the knowledge of Seller, threatened against Seller or any of its Subsidiaries in relation to the Business or Purchased Assets or the Purchased Subsidiaries alleging a violation of any such laws, rules, policies and procedures. Seller and its Subsidiaries take reasonable measures to ensure that such personal information is protected against unauthorized access, use, modification or other misuse.

(f) Since January 1, 2013, to the knowledge of Seller, (i) Seller and its Subsidiaries have not experienced any material defects in the software used or held for use in the Business, (ii) there have been no material security breaches in Seller’s or its Subsidiaries’ information technology systems used or held for use in the Business, and (iii) there have been no disruptions in any of the Seller’s or its Subsidiaries’ information technology systems that materially adversely affected the Business. With respect to the software used or held for use in the Business, to the knowledge of the Seller, no such software contains any device or feature designed to disrupt, disable or otherwise impair the functioning of any software or information technology systems.

(g) The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of any Owned Intellectual Property Rights or Licensed Intellectual Property Rights.

Section 3.14. Permits. Seller and its Subsidiaries possess all Permits that are material to the Business as it is currently conducted. The Permits are valid and in full force and effect. Seller and its Subsidiaries are in compliance, in all material respects, with and have not received any notice of any Action relating to the revocation or modification of any such Permits.

Section 3.15. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document.

Section 3.16. Employee Benefit Plans. (a) Section 3.16 of the Disclosure Schedule lists each material Business Benefit Plan, and identifies each Purchased Subsidiary Plan and each such Business Benefit Plan on a country by country basis. For each material Business Benefit Plan, Seller has made available to Buyer a copy of, as applicable, (i) the governing plan document (or in the case of individual agreements that are based on a form agreement, a copy of such form), (ii) the most recently filed annual return/report (Form 5500), (iii) the most recent summary plan description and (iv) the current IRS determination letter.

(b) No Business Benefit Plan (i) is subject to Title IV of ERISA or (ii) provides any post-retirement medical, dental or life insurance benefits to any Business Employee (other than coverage mandated by Applicable Law). No material Liability under Title IV of ERISA has been incurred by Seller or any of its ERISA Affiliates which has not been satisfied in full, other than Pension Benefit Guaranty Corporation premiums that are not past due, and no event has occurred and no circumstance exists that would result in Seller or its ERISA Affiliates incurring a material Liability under Title IV of ERISA that would result in any Liability to Buyer and its Affiliates.

(c) Each Business Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period.

(d) Each Purchased Subsidiary Plan has been maintained, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws. With respect to each Purchased Subsidiary Plan, except as would not reasonably be expected to be material to the Business, (i) all statutory contributions due from Seller or any of its Subsidiaries have been made and all amounts and Liabilities have been properly accrued and (ii) there are no Actions pending or, to the Knowledge of Seller, threatened with respect to any Purchased Subsidiary Plan (other than claims for benefits in the ordinary course). Each Purchased Subsidiary Plan that is an International Plan (A) is funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, to the extent such plan is mandated by Applicable Law to be funded and/or book-reserved, (B) has been registered to the extent required, and has been maintained in all material respects in good standing with applicable regulatory authorities and (C) if intended to qualify for special Tax treatment, meets all requirements for such treatment. No International Plan is a defined benefit pension plan and no Business Employee located outside the United States has previously participated in a Benefit Plan that is a defined benefit pension plan maintained by Seller or any of its Affiliates.

(e) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Business Employee to any severance, change in control or similar payments or benefits or provide for any increase in such payments or benefits under any Business Benefit Plan or (ii) accelerate the time of payment or vesting of any compensation or benefits, or increase the amount of compensation or benefits due to any Business Employee, under any Business Benefit Plan. The consummation of the transactions contemplated by this Agreement will not cause any amounts payable to Business Employees under the Business Benefit Plans to fail to be deductible for U.S. federal Income Tax purposes by virtue of Section 280G of the Code.

(f) Prior to the date hereof, Seller has provided Buyer with a true and complete list of all of the Business Employees as of the date hereof by name, title, grade level, years of service, location, employing entity, employment status and annual base compensation (including annual base salary and annual target bonus), except to the extent that such information may not be disclosed under applicable data privacy and protection Laws. Prior to the Closing, Seller may provide an updated list to Buyer from time to time as necessary so that all Business Employees as of the Closing Date are included thereon and which list will also include the category of each Business Employee, subject to compliance with applicable data privacy and protection Laws.

Section 3.17. Labor Matters.

(a) Seller and its Affiliates are neither party to, nor bound by, any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council with respect to the Business; there are no labor agreements, collective bargaining agreements, or any other labor-related agreements or arrangements that pertain to any Business Employees with respect to their employment with Seller and its Affiliates; and no Business Employees are represented by any labor union, labor organization or works council with respect to their employment with Seller and its Affiliates.

(b) No labor union, labor organization, works council, or group of Business Employees has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of Seller, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the knowledge of Seller, there are no labor union organizing activities with respect to the Business.

(c) Prior to the date of this Agreement, Seller and its Affiliates have satisfied any legal or contractual requirement to provide notice to, enter into any consultation procedure with or obtain an opinion from any labor union, works council or other organization, which is representing any Business Employee, in connection with the execution of this Agreement or the transactions contemplated by this Agreement; provided, that such representation shall apply only to obligations required to be satisfied prior to the execution of this Agreement.

(d) There is not any, and since January 1, 2013, there has not been any, labor strike, work stoppage, lockout or material labor dispute with respect to the Business. Neither Seller nor any of its Affiliates are engaged in any unlawful labor practice in connection with the conduct of the Business. There are not any unfair labor practice charges against Seller or its Affiliates pending before the National Labor Relations Board or any similar foreign, state or local agency in connection with the conduct of the Business.

(e) (i) There are not any proceedings in connection with the conduct of the Business pending before the Equal Employment Opportunity Commission or any similar foreign, state or local agency responsible for the prevention of unlawful employment practices, (ii) no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending or, to the knowledge of Seller, threatened involving the Business, (iii) to the knowledge of Seller, Seller and its Affiliates have not received notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to or relating to the Business or notice that such investigation is in progress, and (iv) to the knowledge of Seller, Seller and its Affiliates have not received notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any Business Employee, any applicant for employment with the Business or classes of the foregoing alleging breach of any express or implied contract of employment, any Applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship; provided that, in the case of each of clauses (i) through (iv), such representation shall only apply to any such Action that (x) involves an amount in controversy in excess of $100,000 or any material non-monetary relief or (y) is, individually or in the aggregate, reasonably expected to be material to the Business.

(f) Since January 1, 2013, Seller and its Affiliates have been, with respect to the Business Employees, in compliance in all material respects with all Applicable Law relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health and continuation coverage under group health plans and (ii) all child and other labor laws and regulations of the United States and other countries in which the Business’s products are manufactured or assembled.

(g) To the knowledge of Seller, the manufacturers, contractors and subcontractors engaged in the manufacturing of products for the Business (“Manufacturers”) are in compliance in all material respects with all Applicable Law respecting employment and employment practices. Seller and its Affiliates have taken all steps reasonably necessary to ensure that their Manufacturers do not utilize forced labor, prison labor, convict labor, indentured labor, child labor, corporal punishment or other forms of mental or physical coercion in connection with the manufacture of the products for the Business, and to the knowledge of Seller, no Manufacturer has engaged in such conduct. To the knowledge of Seller, no complaint, claim, lawsuit or charge has been made against any Manufacturers that would reasonably be expected to result in material liability to the Business.

(h) Seller and its Affiliates are not materially delinquent in payments to any Business Employees or former Business Employees for any services or amounts required to be reimbursed or otherwise paid.

(i) With respect to the Business, Seller and its Affiliates are and have been since January 1, 2013 in compliance in all material respects with all notice and other requirements under the Workers’ Adjustment and Retraining Notification Act and any similar foreign, state or local law relating to plant closings and layoffs (the “WARN Act”).

(j) As of the date of this Agreement, to the knowledge of Seller, no Business Employee with a title of Vice President or above intends to terminate his or her employment prior to the first anniversary of the Effective Time.

(k) To the knowledge of Seller, no Business Employee is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation: (i) to Seller or its Affiliates or (ii) to a former employer of any such Business Employee relating to (A) the right of any such Business Employee to be employed by Seller or its Affiliates or (B) to the knowledge or use of trade secrets or proprietary information.

(l) Subject to the Buyer’s satisfaction of its obligations pursuant to Section 8.15, execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any collective bargaining agreement, employment agreement, consulting agreement or any other labor-related agreement to which Seller or its Affiliates is a party with respect to the Business, except as would not prevent or materially delay the transactions contemplated by this Agreement or, to the knowledge of Seller, require any material payments, or create any material Liability for Buyer or its Affiliates.

Section 3.18. Taxes Relating to Purchased Subsidiaries and Purchased Assets.

(a) Each of the Purchased Subsidiaries and, with respect to Purchased Assets, Seller has timely filed, or caused to be timely filed, with the appropriate Taxing Authorities, all material Tax Returns that are required to be filed by, or with respect to, each of the Purchased Subsidiaries. Each such Tax Return is true, correct and complete in all material respects.

(b) All material Taxes due and payable by or with respect to the Purchased Subsidiaries or by the Seller with respect to the Purchased Assets have been timely paid in full.

(c) All material Taxes that any of the Purchased Subsidiaries or, with respect to the Purchased Assets, Seller is (or was) required by Applicable Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

(d) There is no claim, audit, action, suit, proceeding, examination or investigation now pending or, to Seller’s knowledge, threatened against or with respect to any of the Purchased Subsidiaries or, with respect to the Purchased Assets, Seller in respect of any Tax.

(e) Seller has paid (or has caused to be paid) or has withheld and remitted (or has had withheld and remitted on its behalf) to the appropriate Taxing Authority all material Taxes relating to the Purchased Assets, the non-payment of which would result in a Lien on any Purchased Asset.

(f) There is no claim, audit, action, suit, proceeding, examination or investigation now pending or, to Seller’s knowledge, threatened against or with respect to Seller or its Affiliates in respect of any Tax, the non-payment of which would result in a Lien on any Purchased Asset.

(g) The Seller has not waived any statute of limitations with respect to Taxes owed in respect of the Purchased Assets and has not, as of the date hereof, agreed to any extension of time for filing of any Tax Return required to be filed in respect of the Purchased Assets.

(h) No claim regarding the assessment or collection of any material Tax has been made in the last three (3) years by a Taxing Authority in a jurisdiction where a Purchased Subsidiary with respect to the Purchased Assets, Seller does not file Tax Returns.

(i) No Purchased Subsidiary has a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country.

(j) Each of VF Contemporary Brands, LLC, Seven for All Mankind, LLC, Mo Industries, LLC, and SFAM/4440 E. 26TH STREET, LLC is treated, pursuant to a valid election under Treasury Regulations Section 301.7701-3 or otherwise, as an entity disregarded as separate from its owner for U.S. federal income tax purposes.

Section 3.19. Environmental Compliance. (a) Except as to matters that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Business:

(i) With respect to the Business, the Purchased Assets and the Real Property, Seller and its Subsidiaries are, and since June 1, 2013 have been, in compliance with all applicable Environmental Laws;

(ii) With respect to the Business, the Purchased Assets and the Real Property (x) Seller and its Subsidiaries possess, and since June 1, 2013 have possessed, all Permits required by all applicable Environmental Laws; (y) all such Permits are valid and in full force and effect; and (z) neither Seller nor any of its Subsidiaries is in default and, to the knowledge of Seller, no condition exists that with notice or lapse of time or both would constitute a default under such Permits;

(iii) There is no Environmental Claim pending or, to the knowledge of Seller, threatened against Seller or any of its Subsidiaries that relates to the Business, the Purchased Assets or the Real Property; and

(iv) To the knowledge of Seller, with respect to the Business, the Purchased Assets and the Real Property, there are no actions, activities, circumstances, facts, conditions, events or incidents, including the presence of any Hazardous Substance, which would be reasonably likely to form the basis of any Environmental Claim against Seller or any of its Subsidiaries.

(b) The representations and warranties in this Section 3.19 are the exclusive representations or warranties made by Seller with respect to Environmental Laws, Hazardous Substances or any other environmental matters.

Section 3.20. Orders and Returns.

(a) Returns. Since the Balance Sheet Date until the date hereof, except in the ordinary course of business consistent with past practice, none of Seller or its Subsidiaries has issued or granted a return authorization to a customer of the Business to return merchandise by reason of alleged overshipments, defective merchandise or otherwise.

(b) Credits to Retailers. Since the Balance Sheet Date until the date hereof, except in the ordinary course of business consistent with past practice, Seller has not granted any credits to retailers, and no credits have been granted that were not accrued for as of the Balance Sheet Date.

Section 3.21. Foreign Corrupt Practices Act; International Trade Sanctions. None of Seller or its Subsidiaries, or any of their respective directors, officers or employees, nor to Seller’s knowledge, distributors, agents and other representatives, have, in respect of the Business (a) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, as if it were applicable to Seller at that time, or any other similar Applicable Law, (b) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (c) violated or operated in non-compliance with any export restrictions, anti-boycott regulations, embargo regulations or other Applicable Law.

Section 3.22. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS (AS MODIFIED BY THE DISCLOSURE SCHEDULE), NEITHER SELLER NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SELLER OR ITS AFFILIATES, THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS, THE SHARES, THE PURCHASED ASSETS, THE PURCHASED SUBSIDIARIES THE BUSINESS, THE REAL PROPERTY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS, THE ASSUMED

LIABILITIES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED OR ASSUMED PURSUANT HERETO, AND SELLER DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES, FORECASTS, PROJECTIONS, STATEMENTS OR INFORMATION, WHETHER MADE OR FURNISHED BY SELLER OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR REPRESENTATIVES; PROVIDED THAT NOTHING HEREIN SHALL PRECLUDE ANY CLAIM IN THE EVENT THAT BUYER IS ABLE TO DEMONSTRATE THAT SELLER HAS MADE A MATERIAL MISSTATEMENT OF FACT TO BUYER THAT CONSTITUTES ACTUAL FRAUD AGAINST BUYER.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Disclosure Schedule (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in the Disclosure Schedule relates, but subject to Section 12.13), Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, that:

Section 4.01. Corporate Existence and Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Israel. Buyer has full corporate authority and power to execute and deliver this Agreement and each of the Transaction Documents and to consummate the transactions contemplated hereby and thereby. Buyer has all governmental licenses, authorizations, permits, qualifications, consents and approvals required to carry on its businesses as now conducted, except for those licenses, authorizations, permits, qualifications, consents and approvals, the absence of which would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Subsidiaries is a party.

Section 4.02. Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. The execution, delivery and performance of each other Transaction Document to which Buyer or any of its Subsidiaries is a party and the consummation of the transactions contemplated thereby, are within Buyer’s and such Subsidiary’s corporate or similar authority and power and have been, or will be prior to their execution, delivery and performance, duly authorized by all necessary corporate or similar action on the part of Buyer and any such Subsidiaries. Assuming due and valid execution by each other party hereto, this Agreement has been duly executed and delivered by Buyer and constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions. Assuming due and valid execution by each other party thereto, each other Transaction Document to which Buyer or any of its Subsidiaries is a party constitutes or, upon the execution and delivery thereof by Buyer or such Subsidiary, shall constitute, a valid and binding agreement of Buyer and any such Subsidiary, enforceable against Buyer and any such Subsidiary in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyer of each Transaction Document and the consummation by Buyer of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority and none of Buyer nor any Subsidiary of Buyer is required to provide any notice, declaration or filing or receive the consent or approval of any Governmental Authority other than (i) those required to be made or obtained pursuant to the HSR Act, (ii) those media reports required to be made or obtained under the Securities Law, 1968 applied in Israel, as amended, and the rules and regulations promulgated thereunder; (iii) those required to be made or obtained with respect to applicable Competition Laws; (iv) those required to be made or obtained with respect to work councils, labor unions and similar bodies; or (v) any such actions or filings, the failure to make or obtain would not, individually or in the aggregate, reasonably likely to be material to Buyer.

Section 4.04. Noncontravention. The execution, delivery and performance by Buyer of the Transaction Document to which it is a party and the consummation of the transaction by Buyer contemplated hereby and thereby do not and will not with or without notice or lapse of time or both, assuming compliance with the matters referred to in Section 4.03 (i) conflict with, violate or result in a breach of any provisions of the certificate of incorporation, bylaws or other governing or similar organizational document of Buyer or its applicable Subsidiaries, (ii) violate, breach or conflict with any Applicable Law, or (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, revocation, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer with such exceptions, in the case of each of clauses (ii) through (iii), as would not prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Subsidiaries is a party.

Section 4.05. Financing. Buyer has, and will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder.

Section 4.06. Litigation. There are no Actions pending against or, to the knowledge of Buyer, threatened against, Buyer, except for such Actions as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Subsidiaries is a party.

Section 4.07. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

Section 4.08. Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Assets and the Shares as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Seller has given Buyer access to certain documents of the Business. Buyer acknowledges that the representations and warranties contained in Article 3 and in any certificate or closing document delivered pursuant to this Agreement are the only representations and warranties made by Seller in connection with the transactions contemplated herein. Buyer acknowledges that Seller makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer or its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or the future business and operations of the Business or (ii) except as expressly set forth in this Agreement, any other information or documents made available to Buyer or its Representatives with respect to the Business; provided that nothing herein shall preclude any claim in the event that Buyer is able to demonstrate that Seller has made a material misstatement of fact to Buyer that constitutes actual fraud against Buyer.

Section 4.09. Purchase for Investment. Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

ARTICLE 5

COVENANTS OF SELLER

Seller agrees that:

Section 5.01. Conduct of the Business. From the date hereof until the Closing Date, except as set forth in Section 5.01 of the Disclosure Schedule, as expressly contemplated by the Transaction Documents or with Buyer’s written consent (which shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause the Purchased Subsidiaries and its other Subsidiaries to conduct, the Business in the ordinary course consistent with past practice and shall use, and shall cause the Purchased Subsidiaries and its other Subsidiaries to use, their respective reasonable best efforts to (A) preserve intact the Business’s business organizations and relationships with third parties, including customers and suppliers and (B) keep available the services of those of its present officers and employees who are involved in the operation of the Business as presently conducted. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as set forth in Section 5.01 of the Disclosure Schedule, as expressly contemplated by the Transaction Documents or with Buyer’s written consent (which shall not be unreasonably withheld, conditioned or delayed), with respect to the Business, the Purchased Subsidiaries, the Shares, Purchased Assets or the Assumed Liabilities, Seller shall not and shall cause its Subsidiaries not to:

(a) amend the articles of incorporation, bylaws or other similar organizational documents of any Purchased Subsidiary;

(b) acquire any assets in excess of $250,000 individually or $1,000,000 in the aggregate from any other Person, except in the ordinary course consistent with past practice;

(c) sell, lease, license or otherwise dispose of any assets or properties that would be a Purchased Asset or any asset of the Purchased Subsidiaries except (i) pursuant to the existing Contracts or commitments set forth on Section 5.01(c) of the Disclosure Schedule, (ii) sales of inventory in the ordinary course of business consistent with past practice, (iii) with respect to any disposition of Intellectual Property Rights, which are no longer used or useful in, or otherwise material to, the conduct of the Business, or (iv) dividends or other distributions of cash to Seller or its Affiliates;

(d) create or otherwise incur any Lien on any Purchased Asset or any asset of any Purchased Subsidiary other than Permitted Liens;

(e) incur any capital expenditures, except for those capital expenditures not to exceed $200,000 individually or $500,000 in the aggregate or fail to make any capital or marketing expenditures in respect of the Business in the ordinary course of business consistent with past practice;

(f) other than in connection with actions permitted by Section 5.01(f) of the Disclosure Schedule, make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice to any material customer, distributor, licensor, supplier or other Person with which the Business has significant business relations;

(g) incur any Indebtedness in excess of $1,000,000 individually or $2,500,000 in the aggregate;

(h) except as required by Applicable Law, amend or modify in any material respect or terminate any Material Contract, or otherwise waive or release any material rights, claims or benefits of the Business thereunder;

(i) other than in the ordinary course of business consistent with past practice, enter into any Contract that, if entered into prior to the date hereof, would be a Material Contract;

(j) fail to exercise any rights of renewal with respect to any Leased Real Property that by its terms would otherwise expire, acquire any Owned Real Property or enter into, materially amend, assign or terminate any Real Property Lease other than in the ordinary course of business;

(k) settle, or offer, agree or propose to settle, or consent to judgment in, (i) any Action involving the Business (excluding any right relating to an Excluded Asset or Excluded Liability) in excess of $100,000 individually or $250,000 in the aggregate as long as such settlement or compromise does not impose any material equitable relief on, or admit any wrongdoing with respect to, Buyer or its Affiliates, (ii) any Action concerning any material Owned Intellectual Property Rights or Licensed Intellectual Property Rights or (iii) any Action relating to the transactions contemplated by this Agreement;

(l) with respect to any Purchased Subsidiary or Purchased Assets, make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement, settle any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability, in each case except in the ordinary course of business consistent with past practices;

(m) make any change in any method of accounting or accounting practice, except for any such change required by reason of a concurrent change in GAAP;

(n) modify its (A) policies, calculations or treatment of working capital of the Business or (B) current cash management practices or policies, including any acceleration of the collection of accounts receivable or any delay in the payment of accounts payable or other accrued expenses or payables of the Business, except, in each case, in the ordinary course consistent with past practice;

(o) Except as required to comply with Applicable Law or by the terms of any Benefit Plan in effect on the date hereof (or adopted after the date hereof in accordance with this Section 5.01(o)) or any applicable collective bargaining, works council or other labor agreement as listed on Section 3.17(a) of the Disclosure Schedule, (i) adopt, amend or terminate any Business Benefit Plan (ii) increase the salaries, wage rates, target bonus opportunities, equity-based compensation, employee benefits or perquisites of any Business Employee, in each case of (i) and (ii), except (A) in the ordinary course as applicable generally to the employees of Seller and its Affiliates in the relevant jurisdictions, or (B) in connection with the adoption or amendment of the Benefit Plans that are applicable generally to the employees of Seller and its Affiliates in the relevant jurisdictions, (iii) grant or pay any benefit or amount not required under any Business Benefit Plan to any Business Employee, (iv) grant or pay any severance or termination pay or increase in any manner the severance or termination pay of any Business Employee or (v) take any action to accelerate the vesting or payment of any compensation or benefit under any Benefit Plan to any Business Employee;

(p) except in the ordinary course consistent with past practice and subject to the terms of this Agreement, hire or transfer any individual to become a Business Employee;

(q) terminate the employment of any Business Employee, except for terminations of employment for cause or terminations of employment in the ordinary course of business consistent with past practice (but in no event affecting more than ten (10) employees at a single site of employment (as defined under the WARN Act));

(r) authorize for issuance, issue, sell or deliver (i) any capital stock of, or other equity or voting interest in, any of the Purchased Subsidiaries or (ii) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any (x) shares of capital stock of, or other equity or voting interest in any of the Purchased Subsidiaries,

(y) securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of, or other equity or voting interest in, any of the Purchased Subsidiaries (including rights, warrants or options) or (z) phantom stock or similar equity–based payment option or agreement with respect to any Purchased Subsidiary;

(s) split, combine, redeem, reclassify, purchase or otherwise acquire directly, or indirectly, any shares of capital stock of, or other equity or voting interest in, any of the Purchased Subsidiaries, or make any other change in the capital structure of any of the Purchased Subsidiaries;

(t) unless required by Applicable Law, (i) modify, extend or enter into any labor agreement or collective bargaining agreement or (ii) recognize or certify any labor union or labor organization as the collective bargaining representative of any Business Employees;

(u) enter into any other material transaction with any of its directors, officers, managers or employees outside the ordinary course of business consistent with past practice;

(v) grant or acquire, or dispose of (or, with respect to Owned Intellectual Property Rights, permit to lapse), any rights to any material Owned Intellectual Property Rights or Licensed Intellectual Property Rights, or disclose or agree to disclose to any Person, other than Representatives of Buyer, any material Trade Secret included in the Owned Intellectual Property Rights or Licensed Intellectual Property Rights;

(w) modify, cancel or fail to renew any insurance related to the Business, including with respect to the Owned Real Property;

(x) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or material portion of the assets of, any business or Person or division thereof; or

(y) agree or commit to do any of the foregoing.

For the avoidance of doubt, nothing in this Section 5.01 shall restrict Seller or any of its Subsidiaries, in any respect, from taking any action to (i) cause each Purchased Subsidiary to dividend, distribute or otherwise pay to Seller or any of its Affiliates any or all of the Cash and Cash Equivalents (other than cash that otherwise remains in the cash registers at any Real Property in the ordinary course of business and other than security deposits in respect of Real Property Leases) of such Purchased Subsidiary; (ii) remove, or cause any Subsidiary to remove, and pay to Seller or any of its Affiliates any Cash and Cash Equivalents held in any bank account that is a Purchased Asset, (iii) settle intercompany balances between any Purchased Subsidiary, on the one hand, and Seller or any Retained Subsidiary, on the other hand, and make capital increases or decreases in connection therewith, in each case in a manner that does not increase Assumed Liabilities or the Liabilities of Purchased Subsidiaries or otherwise adversely affect Buyer or its Subsidiaries, (iv) in connection with any of clauses (i), (ii) and (iii) above, cause any Purchased Subsidiary to incur indebtedness for borrowed money from another Purchased Subsidiary and (v) otherwise comply with or give effect to the provisions of this Agreement.

Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of the Business and prior to the Closing, Seller and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Section 5.02. Confidentiality. Seller shall not, and shall cause its controlled Affiliates and Representatives not to, for a period of three years after the Closing Date, directly or indirectly, without Buyer’s written consent, disclose to any third party (other than each other and their respective Representatives), or use, any confidential or proprietary information concerning the Business, the Purchased Assets or the Assumed Liabilities (the “Confidential Information”); provided, that the foregoing restriction shall not (a) apply to any information generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.02), (b) apply to any information independently developed by Seller or any Affiliate thereof without reference to, or use of, any Confidential Information or (c) prohibit any disclosure (i) required by Applicable Law so long as, to the extent legally permissible, Seller provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (ii) reasonably made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby.

Section 5.03. Termination of Intercompany Arrangements.

(a) Except as set forth in Section 5.03(b), Buyer and Seller acknowledge and agree that all Intercompany Agreements, and all rights and obligations of the Business or the Purchased Subsidiaries, Seller and Seller’s Affiliates under such Intercompany Agreements will be terminated as of the Closing, provided Seller and any Retained Subsidiaries shall waive any right of payment that would otherwise be due at or following the Closing upon termination under any such terminated Intercompany Agreement, or any arrangement, commitment or understanding related thereto. No such terminated Intercompany Agreement or any arrangement, commitment or understanding relating thereto (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Effective Time.

(b) The provisions of Section 5.03(a) shall not apply to any of the following Contracts (or to any of the provisions thereof):

(i) this Agreement, the other Transaction Documents and each other Contract expressly contemplated by this Agreement or any other Transaction Document to be entered into or continued after the Closing; and

(ii) any outstanding purchase orders and the Intercompany Agreements listed on Section 5.03(b)(ii) of the Disclosure Schedule.

(iii) Except as otherwise provided in Section 5.03(b)(iii) of the Disclosure Schedule, Seller shall and shall cause each of its Affiliates (including any of the Purchased Subsidiaries) to terminate and pay in full all outstanding intercompany accounts, whether payables or receivables, between Seller and its Affiliates, on one hand, and the Business on the other hand such that no such amounts are owed or outstanding as of the Closing, in each case to or from Seller and its Affiliates to or from Buyer and its Affiliates.

Section 5.04. Intellectual Property Registrations. Prior to the Closing Date, Seller shall, and shall cause its Subsidiaries to, effect the necessary change of ownership and recordals with all applicable patent, trademark, and copyright offices and domain name registrars and other similar authorities (i) where the Owned Intellectual Property Rights are still recorded in the name of any Person other than the Purchased Subsidiaries or Seller or the Other Sellers that are parties to the IP Assignment Agreement (including any legal predecessor of Seller or any of its Subsidiaries), or (ii) where, to the knowledge of the Seller, the relevant recordals of the patent, copyright, and trademark offices, and domain name registrars, and other similar authorities, with respect to any Owned Intellectual Property Rights, are materially incorrect for any other reason. For the avoidance of doubt, the foregoing obligation shall not require Seller to effect recordation of the assignments contemplated in Section 2.01(b) and Section 2.02.

Section 5.05. Covenant Not to Assert Retained Intellectual Property Rights. Effective as of the Closing Date, Seller on behalf of itself and its Subsidiaries, hereby covenants that it and they will not (nor aid or encourage any other Person to) assert or bring any Action against Buyer or any of its Affiliates with respect to any Intellectual Property Rights owned, licensed, used or held for use by Seller or any of its Subsidiaries in the conduct of the Business (excluding the Seller Retained Marks) in relation to the use, modification or other exploitation of such Intellectual Property Rights in the conduct of the Business as currently conducted or as conducted as of the Effective Time (and natural evolutions, extensions or expansions thereof).

ARTICLE 6

COVENANTS OF BUYER AND SELLER

Section 6.01. Reasonable Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement and the other Transaction Documents no later than the End Date, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents. Seller and Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement, to vest in Buyer ownership of the Purchased Subsidiaries and good title to the Purchased Assets and to assure and evidence the assumption by Buyer of the Assumed Liabilities.

(b) In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make required filings pursuant to applicable Competition Laws, including the filing of a Notification and Report Form pursuant to the HSR Act and any required filing pursuant to the Competition Laws of Germany, with respect to the transactions contemplated by this Agreement as promptly as practicable after the date hereof, but in no event later than ten (10) Business Days after the date hereof for filings required under the HSR Act. Each of Buyer and Seller shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other applicable Competition Laws and shall promptly take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Competition Laws as soon as practicable.

(c) If any objections are asserted with respect to the transactions contemplated by this Agreement or any other Transaction Documents under the HSR Act or any other applicable Competition Law, or if any Action is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated by this Agreement or any other Transaction Document as violative of the HSR Act or any other Competition Law, Buyer shall use its reasonable best efforts to promptly resolve such objections. In furtherance of the foregoing, Buyer shall, and shall cause its Subsidiaries and Affiliates to, take all actions, including (i) agreeing to hold separate or to divest any of the businesses or properties or assets of the Business, the Purchased Assets or the Purchased Subsidiaries; (ii) creating or terminating any relationship, contractual rights or obligations of the Business, the Purchased Assets or the Purchased Subsidiaries; (iii) effectuating any other change or restructuring of the Business, the Purchased Assets or the Purchased Subsidiaries and (iv) opposing, fully and vigorously, (x) any administrative or judicial action or proceeding that is initiated or threatened to be initiated challenging this Agreement or the consummation of the transactions contemplated hereby and (y) any request for, the entry of, and seek to have vacated or terminated, any Order that could restrain, prevent or delay the consummation of the transactions contemplated hereby, including in the case of either (x) or (y) by defending through litigation any action asserted by any Person in any court or before any Governmental Authority, and vigorously pursuing all available avenues of administrative and judicial appeal (and, in each case, to enter into agreements or stipulate to the entry of an Order or decree or file appropriate applications with any Governmental Authority in connection with any of the foregoing and in the case of actions by or with respect to the Purchased Assets and Purchased Subsidiaries; by consenting to such action), as may be required (x) by the applicable Governmental Authority in order to resolve such objections as such Governmental Authority may have to such transactions under the HSR Act or any other applicable Competition Law or (y) by any domestic or foreign court or other tribunal, in any Action challenging such transactions as violative of the HSR Act or any other applicable Competition Law, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any Order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, none of Buyer and any of its Subsidiaries and Affiliates shall be required to agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, the Business, the Purchased Assets or the Assumed Liabilities, or other remedy that, in each case, (x) is not conditioned on the consummation of the transactions contemplated by this Agreement or the other Transaction Documents, (y) would impose any obligation on Buyer its Affiliates to agree to any sale, transfer, license, separate holding, divestiture or other disposition of any asset, rights, properties, entities or business, or any other restriction, other than in respect of the Business, the Purchased Subsidiaries or the Purchased Assets or (z) would, after giving effect to such action, reasonably be expected to have a material adverse effect on the Business, the Purchased Subsidiaries and the Purchased Assets, taken as a whole.

(d) After the Closing, and for no further consideration, each of Seller and Buyer shall, and shall cause its Affiliates to, execute, acknowledge and deliver such agreements, instruments or deeds, and take such other actions as may reasonably be requested to more effectively convey to, transfer to or vest in Buyer the Purchased Assets or assumption by Buyer of the Assumed Liabilities as contemplated by this Agreement to be transferred or assumed at the Closing (or in the case of the Delayed Assets and the Assumed Liabilities relating thereto, the Delayed Transfer Date), including (i) transferring back to Seller any asset which is not a Purchased Asset, (ii) transferring to Buyer any Purchased Asset or Assumed Liability contemplated by this Agreement to be transferred to Buyer at the Closing which was not so transferred at the Closing and (iii) transferring to Buyer any Business Records in the possession of Seller or its Affiliates that constitute Purchased Assets but are not located at a Real Property described in Section 2.02(b).

Section 6.02. Certain Filings. Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts, in connection with the consummation of the transactions contemplated by this Agreement or the other Transaction Documents and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking to obtain any such actions, consents, approvals or waivers in a timely manner.

Section 6.03. Public Announcements. The parties agree that an initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in a mutually agreed form. The parties further agree to obtain the written consent (which shall not be unreasonably withheld) of the other before issuing any additional press release or making any public statement with respect to the Transaction Documents or the transactions contemplated thereby; provided, however, that a party may, without the prior written consent of the other party, but only following consultation with the other party to the extent practicable, issue such public disclosure as may be required by Applicable Law or any listing agreement with any national securities exchange to which the disclosing party is subject.

Section 6.04. Notices of Certain Events. Each of Seller and Buyer shall promptly notify the other party of:

(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by any Transaction Documents;

(ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by any Transaction Documents; and

(iii) the commencement of any Action that, if pending on the date of this Agreement, would have been required to be disclosed pursuant to, in the case of Seller, Section 3.09 or, in the case of Buyer, Section 4.06.

(b) Notwithstanding anything to the contrary contained herein, (i) a party’s failure to comply with this Section 6.04 shall not, in itself, provide the other party hereto or any of such other party’s Affiliates with a right not to consummate the transactions contemplated by this Agreement and (ii) the delivery of any notice pursuant to this Section 6.04 will not be deemed to modify any of the representations, warranties, covenants or agreements of Buyer or Seller, as applicable, or the remedies available hereunder to Buyer or Seller, as applicable, or the conditions to Buyer’s or Seller’s, as applicable, obligation to consummate the transactions contemplated by this Agreement.

Section 6.05. Non-Compete; Non-solicit.

(a) Seller agrees that it will not, and will cause its Subsidiaries not to, during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date, directly or indirectly, acquire any of the businesses set forth on Section 6.05(a) of the Disclosure Schedule.

(b) For a period of eighteen months following the Closing Date (or in the case of Delayed Assets Employees, the Delayed Transfer Date), Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, solicit (or cause to be directly or indirectly solicited) for employment or hire in any capacity (whether as an employee, consultant or otherwise) any Business Employee who is an officer, management employee or more senior employee of the Business as of the date hereof or is set forth in Section 6.05(a) of the Disclosure Schedule (any such employee, a “Covered Employee”). The foregoing shall not (i) restrict Seller or its Affiliates from engaging in generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or other similar means which, in each case, are not specifically targeted at such Covered Employees or (ii) apply to any Covered Employee (x) whose employment has been terminated by Buyer or any of its Affiliates (including any Purchased Subsidiary) or (y) who voluntarily resigns, in the case of (x) or (y) at least six months prior to commencement of employment discussions with Seller or its Affiliates.

(c) For a period of eighteen months following the Closing Date, Buyer shall not, and shall cause its Subsidiaries (including, after the Closing, the Purchased Subsidiaries) not to, directly or indirectly, solicit (or cause to be directly or indirectly solicited) for employment or hire in any capacity (whether as an employee, consultant or otherwise) (i) any officer, management employee or more senior employee of Seller with whom Buyer, its Affiliates or any of its or their representatives has made contact in connection with the transactions contemplated by this Agreement or the Transition Services Agreement prior to the Closing; provided, that the foregoing shall not (A) restrict Buyer or its Affiliates from engaging in generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or other similar means which, in each case, are not specifically targeted at such employees, (B) apply to any such employee whose employment has been terminated by Seller or any of its Affiliates or who voluntarily resigns, in either case, at least six months prior to commencement of employment discussions with Buyer or any of its Affiliates or (C) apply to any Business Employee and (ii) in the case of employees of Seller or its Subsidiaries who provide services to Buyer pursuant to the Transition Services Agreement, the foregoing restriction shall apply until the date that is eighteen months after the last date on which the services of such employees are provided by Seller or its Affiliates pursuant to the Transition Services Agreement.

(d) Seller and Buyer acknowledge that: (i) the obligations under this Section 6.05 are reasonable in the context of the nature of the Business and the Retained Business and the competitive injuries likely to be sustained by the Business and Buyer and the Retained Business and Seller, as the case may be, if Seller or Buyer or any of their respective Affiliates were to violate such obligations; (ii) the covenants in this Section 6.05 are adequately supported by consideration from each party for the benefit of the other party and were a material inducement to such party to enter into this Agreement and (iii) the foregoing makes it necessary for the protection of the Business and Buyer and the Retained Business and Seller, as the case may be, that Seller and Buyer uphold their respective obligations under this Section 6.05 for the reasonable time period contained herein and therein. If any provision in this Section 6.05 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 6.05, but this Section 6.05 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 6.05 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law.

Section 6.06. No Solicitation of Alternative Transactions. Neither Seller nor its Affiliates shall, and each shall cause their Representatives, not to, directly or indirectly, solicit, initiate, facilitate, encourage or accept any inquiries or proposals from any person relating to any direct or indirect acquisition or purchase, merger, recapitalization, consolidation, business combination, sale of assets, sale of any equity interest (including by way of equity issuance or exchange), or similar or comparable transactions, in each case for the acquisition of all or a substantial portion of the Business, other than sales of Inventory in the ordinary course of business and other than the transaction contemplated by this Agreement (any such inquiry, proposal or offer being referred to as an “Alternative Proposal”), or engage in discussions, conversations, negotiations or other communications with or provide any information to, or otherwise assist or cooperate with, or enter into any agreement, commitment or understanding with, any person (other than Buyer and its Affiliates and designated Representatives) in connection with any Alternative Proposal; provided that this Section 6.06 shall not apply to any transaction or proposed transaction (or any discussions or other activities in respect thereof) involving the Retained Business or an acquisition of Seller.

Section 6.07. Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege. (a) Buyer waives and shall not assert, and agrees to cause its Affiliates (including, after the Closing, the Purchased Subsidiaries) to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any of its Affiliates or any shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, by any legal counsel currently representing Seller or any of its Affiliates, including any Purchased Subsidiary, in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby (the “Current Representation”).

(b) Buyer waives and shall not assert, and agrees to cause its Affiliates (including, after the Closing, the Purchased Subsidiaries) to waive and to not assert, any attorney-client privilege with respect to any communication between any legal counsel currently representing Seller or any of its Affiliates and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation in connection with a dispute with Buyer or any of its Affiliates (including, after the Closing, the Purchased Subsidiaries); provided, that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, or to communications with any Person other than the Designated Persons and their advisers; provided, further, that the foregoing waiver shall not apply to Buyer’s ability to assert privilege vis-a-vis any third party (other than Seller and its Affiliates).

(c) Seller and Buyer agree to take, and to cause their respective Affiliates to take, all steps reasonably necessary to implement the intent of this Section 6.07.

Section 6.08. Access to Information; Cooperation. (a) From the date hereof until the Closing Date (or, if earlier, the termination of this Agreement), and subject to Applicable Law and the Confidentiality Agreement, Seller shall, and shall cause its Affiliates to (i) give Buyer, its counsel and other authorized Representatives reasonable access to all properties, personnel, books and records of the Business, (ii) furnish to Buyer, its counsel and other authorized Representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and (iii) instruct the employees, independent accountants, counsel and financial advisors of Seller to cooperate with Buyer in its investigation of the Business. Notwithstanding the foregoing, Buyer and its agents shall not have access (A) to any properties of the Business, including the Purchased Assets and Real Property, for purposes of conducting any sampling or other invasive investigation, including of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media, (B) to any information to the extent relating to any Retained Business or (C) any Seller Tax Records, provided, that Seller shall extract from Seller Tax Records and provide to Buyer any information solely related to the Purchased Subsidiaries, the Purchased Assets, the Assumed Liabilities or the Business as reasonably requested by Buyer.

(b) From and after the Closing Date, and subject to Applicable Law, upon request of the other party, Seller and Buyer will give the other party and its authorized Representatives reasonable access to its properties, books, records, employees and auditors (i) to the extent necessary to prepare and review the Closing Statement and the calculations therein, (ii) to complete the audit contemplated by Section 6.14 and (iii) to the extent necessary to permit such other party to comply with its financial reporting, accounting or auditing obligations with respect to any period ending before the Closing Date with respect to the Business or the Excluded Assets or Excluded Liabilities, in each case, subject to restrictions set forth in Section 5.02 and Section 6.13, as applicable. From and after the Closing Date, and subject to Applicable Law, Seller will, and will cause its applicable Subsidiaries to, furnish to Buyer and its authorized Representatives, during normal business hours, upon reasonable notice, access to the Business Records held by Seller or its Subsidiaries that have not already been furnished pursuant to Section 2.02(n).

(c) In furtherance of the foregoing, from and after the Closing Date, Seller and Buyer will provide and, as applicable, cause their respective employees and their respective Affiliates and their employees to provide, all cooperation reasonably requested by or on behalf of the other party, any of their respective Affiliates or their respective Representatives in connection with any Assumed Liability or Excluded Liability, as the case may be, which cooperation will include furnishing or causing to be furnished records, information and testimony as reasonably requested by the parties, their respective Affiliates or their respective Representatives and using reasonable best efforts to cause employees who possess knowledge pertaining to any such Action to provide information, recollections and explanations with respect thereto and make themselves available, including for consultation with respect to settlement discussions and to attend strategy sessions and judicial and arbitration proceedings, as requested by any such party, their respective Affiliates or their respective Representatives in connection therewith; provided that, notwithstanding the foregoing, Buyer or Seller, as applicable, will only be obligated to cause any person to cooperate with the other party pursuant to this Section 6.08(c) if and for so long as Buyer or Seller, as applicable, is capable of directing the actions of such person.

(d) Any access granted to either party or its Representatives pursuant to this Section 6.08 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the party granting such access. The party to whom such access or other cooperation is granted pursuant to this Section 6.08 shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred by the other party or its Representatives in connection therewith.

(e) Notwithstanding anything to the contrary contained herein, nothing in this Section 6.08 shall require (i) Seller or Buyer, as applicable, to provide the other party or its Representatives with access to (x) personnel records of employees relating to individual performance or evaluation records, medical histories or other information which, in the disclosing party’s good faith opinion, the disclosure of which would reasonably be expected to subject such party or its Affiliates to risk of liability or (y) information the disclosure of which, in the disclosing party’s good faith opinion, based on the advice of counsel, would conflict with confidentiality obligations of the Retained Business to which such party or any of its Affiliates is bound or would reasonably be expected to result in the forfeiture or waiver of any attorney-client or similar privilege; provided, that, in the case of this clause (y), the disclosing party shall use reasonable best efforts to provide the other party, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to result in the forfeiture or waiver of any such attorney-client or similar privilege or violate such confidentiality provisions, (ii) either party’s independent accountants to make available to the other party or its Representatives any work papers unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants or (iii) Seller or Buyer, as applicable, to provide the other party or its Representatives access or information in connection with any Action in which Seller or any Retained Subsidiary is an adverse party to Buyer.

Section 6.09. Use of Seller Retained Marks after Closing. As soon as reasonably practicable (and in any event within one hundred twenty (120) days) after the Closing (or in the case of the Delayed Assets, the Delayed Transfer Date), Buyer shall (i) cease any and all use of the trademarks and service marks listed in Section 6.09 of the Disclosure Schedule (the “Seller Retained Marks”), and (ii) use reasonable best efforts to remove, conceal, cover, redact and/or replace such Seller Retained Marks from any and all materials under the control or possession of Buyer that contain the Seller Retained Marks (it being understood that nothing herein shall prevent, restrict or otherwise limit Buyer or any of its Affiliates from (A) stating the historical relationship between the Business and Seller and its Affiliates for informational purposes (and in a non-trademark manner) and with reasonable notices, indications or legends indicating that Seller and its Affiliates are no longer affiliated with the Business, or (B) making any use of any of the Seller Retained Marks that (x) would constitute “fair use” or otherwise not be prohibited under Applicable Law if such use were made by a third party, or (y) is otherwise required under Applicable Law, including references to the Seller Retained Marks in historical, Tax, regulatory and similar records).

Section 6.10. Cessation of Use of Owned Intellectual Property Rights. Immediately following the Closing Date, except as provided under the License Agreement, Seller and its Subsidiaries shall have no right, title or interest in or to any Owned Intellectual Property Rights, including the Acquired Brands. As soon as reasonably practicable after the Closing (and in any event within one hundred twenty (120) days), except as provided under the License Agreement, Seller and its Subsidiaries shall use their reasonable best efforts to cease any and all use of the Owned Intellectual Property Rights, including the Acquired Brands.

Section 6.11. Litigation Cooperation. From and after the Closing, each of Buyer and Seller will provide and, as applicable, cause their respective employees and Subsidiaries and their employees to provide, all such reasonable cooperation to the other party, its Affiliates and their respective Representatives with respect to any third party claims or Actions relating to the Excluded Liabilities or Excluded Assets, as applicable, or any other party subject to indemnification pursuant to Article 10, which cooperation will include furnishing or causing to be furnished, records (including those items of a kind described in the definition of Business Records), information, and deposition and trial testimony and preparation as reasonably requested by Buyer or Seller, as applicable, their respective Affiliates or their respective Representatives; provided, that, (A) no such cooperation shall unreasonably interfere with the operation of the business of such party providing such access and resources or any of its

Affiliates, (B) no such cooperation shall be required in the case of an Action or dispute between Buyer and Seller, or their respective Affiliates and (C) notwithstanding anything to the contrary in this Section 6.11 the accommodating party shall only be obligated to cause any person to cooperate in such matters if and for so long as such party is capable of directing the actions of such person. The party requesting such assistance shall bear any and all reasonable out-of-pocket costs and expenses actually incurred by the accommodating party, its Affiliates or their respective employees or Representatives as a result of complying with this Section 6.11, except to the extent the requesting party (or an indemnified party) is entitled to indemnification therefor pursuant to Article 10.

Section 6.12. Replacement of Guaranties. Buyer shall use its reasonable best efforts to cause the replacement, effective as of the Closing (or in the case of the Delayed Assets, as of the Delayed Transfer Date), of the guaranties listed in Section 6.12 of the Disclosure Schedule (collectively, the “Substituted Guaranties”), including by obtaining bank guarantees and letters of credit to replace the Substituted Guarantees, in each case, to the extent necessary, and Seller shall reasonably cooperate in Buyer’s efforts; provided that neither Seller nor any of Seller’s Subsidiaries shall have any obligations to make payments or incur any costs or expenses, grant any concession or incur any other liability in connection with such cooperation pursuant to this Section 6.12 except to the extent Buyer agrees to promptly reimburse Seller or any of its respective Subsidiaries; provided further, that if any such guaranty is not replaced effective as of the Closing (or in the case of the Delayed Assets, as of the Delayed Transfer Date), Buyer shall (i) continue to use its reasonable best efforts to cause the replacement of any unreplaced guaranties and (ii) indemnify Seller and its Affiliates with respect to any such unreplaced guaranties in accordance with Section 10.02(b)(iii) (but solely to the extent the liability with respect to such unreplaced guaranty is an Assumed Liability). Without limiting the foregoing, neither Buyer nor any of its Subsidiaries shall extend or renew any Contract containing or underlying a Substituted Guaranty unless, prior to or concurrently with such extension or renewal, Buyer or one of its respective Affiliates (as applicable) is substituted in all respects for Seller and any of its respective Affiliates (as applicable), and Seller and its respective Affiliates are released in respect of all obligations of Seller and such Affiliates under such Substituted Guaranty. In no event shall Buyer or any of its Subsidiaries be obligated to pay any money to any person, other than any payments required to obtain bank guarantees and letters of credit, to the extent necessary, and any other payments of de minimis amounts, to effect the replacements described in this Section 6.12.

Section 6.13. Confidentiality.

(a) Buyer agrees that all information provided or made available to Buyer, its Affiliates or any of their respective Representatives pursuant to any of the Transaction Documents or in connection with any of the transactions contemplated thereby, whether provided prior to or after the date hereof, shall be subject to the Confidentiality Agreement. Subject to Section 6.13(b), the Confidentiality Agreement shall terminate at the Closing only with respect to that portion of the Confidential Information (as defined in the Confidentiality Agreement) as relates to the Purchased Subsidiaries and the Business and otherwise shall continue in full force and effect following the Closing. If this Agreement is terminated for any reason prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) Notwithstanding anything to the contrary contained herein, with respect to any information furnished by Buyer, Seller or any of their respective Subsidiaries to the other party pursuant to Section 6.08(b), the Confidentiality Agreement shall continue in full force and effect in accordance with its terms for a period of two years following such party’s receipt of such information.

Section 6.14. Audit Cooperation. From and after the Closing, Seller will furnish to Buyer such financial and operating data and other information as Buyer may reasonably request, and shall instruct its employees to reasonably cooperate (during normal business hours and in such a manner as would not interfere unreasonably with the conduct of business of Seller) with Buyer, in connection with the preparation by Buyer of audited financial statements of the Business as of and for the period ending on the Closing Date. Buyer shall bear all out-of-pocket costs and expenses incurred by Seller in connection therewith.

Section 6.15. Pre-Closing Transactions. During the period following the date of this Agreement and prior to the Effective Time (or in the case of the Delayed Assets, prior to the Delayed Transfer Effective Time), Seller shall use its reasonable best efforts to cooperate with Buyer and assist Buyer in taking the actions described on Section 6.15 of the Disclosure Schedule.

Section 6.16. Casualty Event. In the event of any loss or damage occurring to any Real Property (a “Damaged Real Property” and such event a “Property Casualty”) prior to the Closing, (i) Seller shall notify Buyer promptly upon obtaining knowledge of the occurrence of a Property Casualty and provide Buyer with such updates and information as Seller receives from time to time, (ii) Seller shall use its reasonable best efforts to restore the Damaged Real Property to a safe condition as may be required by the relevant municipal authorities, any applicable Permits and Applicable Law and (iii) at Closing, Seller or the Other Sellers, as applicable, shall assign to Buyer or its designated Subsidiary all proceeds of property and casualty insurance (net of any such proceeds actually spent to restore the Damaged Real Property) maintained by Seller or the Other Sellers attributable to such Damaged Real Property.

Section 6.17. Correspondence. From and after the Closing Date until the 18 month anniversary of the Closing Date, Seller shall use commercially reasonable efforts to cause to be delivered to Buyer any mail or other communications received by Seller or its Affiliates from any person intended for the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Subsidiaries (including any mail or other communications in respect of the subject matter of this Agreement and the Transaction Documents).

Section 6.18. Transition Services Schedules. The parties hereby agree that, prior to the Closing, they shall, and shall cause their respective Affiliates to, negotiate in good faith the schedules to the Transition Services Agreement, including with respect to the applicable scope of services, payment obligations and duration, in accordance with the terms and provisions of the form of Transition Services Agreement attached hereto as Exhibit E.

Section 6.19. License Agreement. In connection with the transactions contemplated by Section 2.15, the parties hereby agree that, prior to the Closing, they shall, and shall cause their respective Affiliates to, negotiate in good faith, and at Closing shall execute and deliver, the License Agreement in accordance with the terms and provisions set forth in Exhibit D hereto.

ARTICLE 7

TAX MATTERS

Section 7.01. Tax Returns; Allocation of Taxes.

(a) Seller shall (i) file or cause to be filed, when due (taking into account any extension of a required filing date), all Tax Returns with respect to the Purchased Subsidiaries that are required to be filed on or prior to the Closing Date and timely pay all Taxes shown as due on such Tax Returns and (ii) file or cause to be filed, when due (taking into account any extension of a required filing date), all Tax Returns that relate to Combined Taxes and timely pay all Taxes shown as due on such Tax Returns (each a “Pre-Closing Seller Filed Tax Return”) to the extent not paid at or before Closing or taken into account in the calculation of Final Adjusted Amounts. All other Tax Returns with respect to the Purchased Subsidiaries shall be filed or caused to be filed by Buyer.

(b) Buyer shall file, or cause to be filed, when due (taking into account any extensions of a required filing date), all Tax Returns for Income Taxes with respect to the Purchased Subsidiaries that do not relate to Combined Taxes, which are required to be filed by any of the Purchased Subsidiaries after the Closing Date with respect to a Pre-Closing Tax Period or a Straddle Tax Period (each a “Pre-Closing Buyer-Filed Income Tax Return”). Any Pre-Closing Buyer-Filed Income Tax Return shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method and shall be submitted by Buyer to Seller (together with schedules, statements and, to the extent reasonably requested by Seller, supporting documentation) at least thirty (30) Business Days prior to the due date (including any applicable extension) of such return. Seller shall have the right to review and comment on such Pre-Closing Buyer-Filed Income Tax Return. If Seller, within ten (10) Business Days after review of any such Pre-Closing Buyer-Filed Income Tax Return, notifies Buyer in writing that it objects to any items in such return, the disputed item shall be resolved in a manner mutually agreeable to both parties within 10 Business Days, and if not so resolved, then by a jointly retained Accounting Referee (which may be the same as or different from the Accounting Referee retained pursuant to Section 2.07, if any) within a reasonable time, taking into account the deadline for filing such return. Upon resolution of all such items, the relevant Pre-Closing Buyer-Filed Income Tax Return shall be adjusted to reflect such resolution and shall be binding upon the parties without further adjustment. The costs, fees and expenses of such Accounting Referee shall be borne equally by Buyer and Seller. Except to the extent otherwise required pursuant to a Final Determination, no Purchased Subsidiary shall amend any Tax Return with respect to Income Tax for a Pre-Closing Tax Period or a Straddle Tax Period without the prior written consent of Seller, such consent not to be unreasonably withheld. Buyer shall pay or cause to be paid all Taxes with respect to any Pre-Closing Buyer-Filed Income Tax Return filed under this Section 7.01(b) in accordance with Applicable Law. Seller shall pay to Buyer an amount equal to any Pre-Closing Income Taxes shown as due and payable on any Pre-Closing Buyer-Filed Income Tax Return prepared in compliance with this Section 7.01(b), to the extent not paid at or before Closing or taken into account in the calculation of Final Adjusted Amounts, by the later of (i) ten (10) Business Days after Buyer, after having paid such Income Taxes, submits to Seller an invoice evidencing such payment and (ii) five (5) days prior to the latest date on which such Income Taxes are due and payable by Buyer without interest or penalties. In the event of a dispute between the parties with respect to any Pre-Closing Buyer-Filed Income Tax Return, any previously filed Pre-Closing Buyer-Filed Income Tax Return shall be adjusted to reflect such resolution, including by the filing of an amended Pre-Closing Buyer-Filed Income Tax Return, if such return was filed prior to resolution of such items.

(c) In the case of any Taxes (other than any Transfer Taxes payable in connection with the transactions contemplated by this Agreement or the other Transaction Documents) where an applicable Straddle Tax Period is not or cannot be closed on the Closing Date, the amount of Taxes allocable to the portion of the Straddle Tax Period ending on the Closing Date (including for purposes of determining the amount of Taxes attributable to a Pre-Closing Tax Period with respect to such Straddle Tax Period) shall be deemed to be (i) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Tax Period up through and ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Tax Period, and (ii) in the case of any Tax based upon or related to income and any gross receipts, sales or use Tax, the amount of any such Taxes that would have been payable if the relevant Tax period ended on and included the Closing Date. All determinations necessary to give effect to the allocation set forth in the foregoing clause (ii) shall be made in a manner consistent with prior practice of Seller, its Affiliates or the Purchased Subsidiaries, as applicable.

(d) All Transfer Taxes imposed as a result of the transactions contemplated by this Agreement shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer when due. Seller shall file (or cause to be filed) all necessary Tax Returns in respect of Transfer Taxes that are required by Applicable Law to be filed by Seller. Buyer shall file (or cause to be filed) all other Tax Returns in respect of Transfer Taxes. If required by Applicable Law, Seller and Buyer shall, and shall cause their respective Affiliates to, cooperate in preparing and filing and join in the execution of any such Tax Returns. Each of Buyer and Seller shall (i) for any Transfer Taxes in respect of which it is required to file Tax Returns pursuant to this Section 7.01(d), pay to the relevant Taxing Authority any Transfer Taxes shown as due on such Tax Returns and (ii) for any Transfer Taxes in respect of which the other party is required to file Tax Returns pursuant to this Section 7.01(d) pay to the other party, within two (2) Business Days prior to the due date for such Transfer Taxes, any portion of such Transfer Taxes that it is required to bear under this Section 7.01(d).

Section 7.02. Cooperation on Tax Matters. (a) Subject to Section 7.02(b), Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, the Purchased Assets, the Assumed Liabilities and the Purchased Subsidiaries (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Buyer and Seller shall (i) retain all books and records with respect to Taxes pertaining to the Business, the Purchased Assets, the Assumed

Liabilities or the Purchased Subsidiaries until the expiration of any applicable statute of limitations and abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority, and (ii) use reasonable best efforts to provide the other party with at least 30 days’ prior written notice before destroying any such books and records, during which period the party receiving the notice can elect to take possession, at its own expense, of such books and records. Seller and Buyer shall cooperate with each other fully, as and to the extent reasonably requested by the other party, in the conduct of any audit or other proceeding relating to Taxes involving the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Subsidiaries. Buyer and Seller shall each reimburse the other party for any out of pocket costs associated with compliance with this provision.

(b) Notwithstanding anything to the contrary in this Agreement, except to the extent solely relating to the Purchased Subsidiaries, Purchased Assets or the Assumed Liabilities, Seller and its Affiliates shall not be required at any time to provide to Buyer any right to access or to review any Tax Return or Tax work papers of Seller, any Seller Group, or any Affiliate of Seller (such Tax Returns or Tax work papers, the “Seller Tax Records”).

Section 7.03. Tax Refunds. Buyer shall pay or cause to be paid to Seller any refund of Taxes and interest thereon received by Buyer, any Affiliate of Buyer or the Purchased Subsidiaries attributable to a Pre-Closing Tax Period no later than ten (10) days following receipt of such refund, net of any Income Taxes imposed thereon.

Section 7.04. Buyer Covenants. Buyer shall pay and indemnify and hold harmless Seller from and against any Taxes imposed on a Seller or a Seller Group as a result of any actions taken by Buyer or any Purchased Subsidiary on the Closing Date, other than in the ordinary course of business or otherwise as a result of the consummation of the transactions contemplated by this Agreement or any other Transaction Document.

ARTICLE 8

EMPLOYEE MATTERS

Section 8.01. Employment. Buyer shall (or shall cause its Subsidiaries to) (i) continue the employment at and after the Effective Time of each Purchased Subsidiary Business Employee and (ii) within a reasonable period of time (but not fewer than 30 days) prior to the Closing Date, make an offer to employ each Non-Automatic Transfer Business Employee commencing as of the Effective Time with Buyer or one of its Subsidiaries or a Purchased Subsidiary in each case on the terms set forth in this Article 8, provided, however, that Buyer’s obligations in respect of clauses (i) and (ii) above shall not apply to any employee who is terminated, or shall be terminated, pursuant to Section 6.15. Buyer shall reimburse Seller or its applicable Affiliate for any severance or other termination-related payments or benefits paid or provided by Seller or its Affiliate to any Non-Automatic Transfer Business Employee who rejects an offer of employment from Buyer or one of its Subsidiaries or a Purchased Subsidiary that does not meet the requirements of the preceding sentence. Unless a written acceptance of an offer of employment is required by Applicable Law, a Business Employee who continues employment or who has received an offer of employment pursuant to this Section 8.01 or Section 8.02 shall be deemed to have accepted such continuance or offer, unless such Business Employee specifically declines such continuance or offer.

Section 8.02. Automatic Transfer Business Employees. The parties acknowledge and agree that the transactions contemplated by the Transaction Documents in so far as they relate to Automatic Transfer Business Employees will constitute the automatic transfer of such employees to Buyer or its Subsidiary by operation of law. If it is found or alleged that any Automatic Transfer Business Employee does not automatically transfer to Buyer or its relevant Subsidiary, Buyer may (or may cause its relevant Subsidiary to) make an offer to such Automatic Transfer Business Employee on the terms set forth in this Article 8.

Section 8.03. Transferred Employees.

(a) As used herein, “Transferred Employee” means (i) each Purchased Subsidiary Business Employee whose employment is continued at and after the Effective Time pursuant to Section 8.01, (ii) each Non-Automatic Transfer Business Employee, or if applicable, an Automatic Transfer Business Employee, who accepts Buyer’s offer of employment pursuant to this Article 8 and (iii) each Automatic Transfer Business Employee whose employment automatically transfers pursuant to Section 8.02.

(b) As of the Effective Time , Seller shall ensure that each Transferred Employee is released from employment with Seller or any Retained Subsidiary, and from any post-termination or employment restrictions that would prohibit or restrict such employee from performing his or her duties for Buyer, a Purchased Subsidiary or a Subsidiary of any of them with effect from the Closing or on the date of acceptance of employment with Buyer, a Purchased Subsidiary or a Subsidiary of any of them, if later.

(c) Notwithstanding anything to the contrary, but subject to the remaining provisions of this Section 8.03(c), Seller shall take any and all actions necessary to ensure that (i) the employment of Inactive Employees does not transfer as of the Effective Time, (ii) each Inactive Employee remains eligible for any Seller Welfare Plan in which he or she participates as of the Effective Time following the Effective Time and (iii) Seller and its Affiliates retain all Liabilities with respect to such Inactive Employees. With respect to any Inactive Employee who is able to return to active service within twelve (12) months after the Effective Time, Buyer shall (or shall cause its Subsidiary to), not later than ten days prior to, and effective as of, such Inactive Employee’s scheduled return date, make an offer to employ such Inactive Employee on the terms set forth in this Article 8; provided, however, that Buyer shall comply with the re-employment requirements of the Uniformed Services Employment and Reemployment Rights Act (USERRA). Effective as of the date on which an Inactive Employee commences employment with Buyer or its Subsidiary, such Inactive Employee shall be treated as a Transferred Employee for all purposes under this Agreement.

(d) Subject to Section 8.01, Seller and its relevant Affiliates shall be responsible for any and all Liabilities arising prior to the Effective Time with respect to the Business Employees’ employment or termination of employment, including any statutory and non-statutory severance obligations, and any other termination payment obligations owed to the Business Employees arising or accruing prior to the Effective Time whether pursuant to an agreement, plan, practice or policy, or Applicable Law, excluding any Liabilities incurred on account of Buyer’s (or its Subsidiaries’) failure to abide by the terms and conditions of this Article 8 or due to Buyer (or its Subsidiaries) terminating the employment of any Transferred Employee. Seller and Buyer shall each be responsible for fifty percent (50%) of any and all Liabilities described in the immediately preceding sentence that arise at the Effective Time, and Seller and Buyer shall work together in good faith to reduce or eliminate such Liabilities (the applicable party shall reimburse the other party within sixty (60) days of incurring such Liability). In addition, subject to Section 8.01, Seller and its relevant Affiliates shall retain any and all Liabilities after the Effective Time with respect to the Business Employees who do not become Transferred Employees, excluding any Liabilities incurred on account of Buyer’s (or its Subsidiaries’) failure to abide by the terms and conditions of this Article 8 or due to Buyer (or its Subsidiaries) terminating the employment of any Transferred Employee. Buyer and its relevant Affiliates shall be responsible for any and all Liabilities arising after the Effective Time with respect to the Transferred Employees’ employment or termination of employment and all Liabilities incurred on account of Buyer’s (or its Subsidiaries’) failure to abide by the terms and conditions of this Article 8.

(e) For purposes of this Article 8 (except for Sections 8.06 and 8.12) and the definition of Assumed Employment Liabilities, and except to the extent otherwise required by Applicable Law, those Business Employees in the jurisdictions set forth on Section 2.15(a) of the Disclosure Schedule (the “Delayed Assets Employees”) shall not become Transferred Employees until the Delayed Transfer Effective Time, and any reference to the Effective Time, Closing or the Closing Date for purposes of Transferred Employees under this Article 8 shall be deemed to be the Delayed Transfer Effective Time or Delayed Transfer Date, as applicable, for the Delayed Assets Employees. Seller and its Affiliates shall continue to provide compensation and employee benefits (including statutory arrangements) for the Delayed Asset Employees as of the Closing through the Delayed Transfer Date in accordance with and subject to the provisions of Sections 2.15 and 6.15. For clarity, Buyer and its relevant Affiliates shall be responsible for any and all Liabilities which Seller or its respective Affiliates may incur after the Effective Time with respect to the termination or transfer of any Business Employee if such termination or transfer is at the direction of the Buyer or its Affiliates.

Section 8.04. Maintenance of Compensation and Benefits. Buyer agrees that it shall provide (or cause its Subsidiaries to provide) each Transferred Employee with, for the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, (i) an annual base salary or wage rate that is at least equal to his or her annual base salary or wage rate as in effect immediately prior to the Effective Time and (ii) employee benefits (including severance benefits) that are substantially similar to, in the aggregate, the employee benefits provided to similarly situated employees of Buyer and its Affiliates as in effect from time to time. Notwithstanding anything in this Article 8 to the contrary, for the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, Buyer shall ensure that the terms and conditions provided to each Transferred Employee following the Effective Time shall be subject to the requirements of Applicable Law and applicable collective bargaining, works council and other labor agreements as listed on Section 3.17(a) of the Disclosure Schedule.

Section 8.05. US Defined Contribution Plans. As of the Effective Time, Buyer shall cover (or cause to be covered) each Transferred Employee who is based primarily in the United States under a defined contribution plan and trust intended to qualify under Section 401(a) of the Code (the “Buyer DC Plan”). Effective as of the Effective Time or any subsequent date reasonably requested by Buyer (but not later than the 60th day following the Effective Time), Buyer shall allow the Transferred Employees to effect a “direct rollover” (as described in Section 401(a)(31) of the Code) of their account balances (excluding promissory notes evidencing all outstanding participant loans) under the VF 401(k) Savings Plan to the Buyer DC Plan.

Section 8.06. Bonuses. On or as soon as practicable following, or within thirty (30) days prior to, the Closing Date (or in the case of Delayed Assets Employees, the earlier of the Delayed Transfer Date or the regular payment date), Seller shall (or shall cause its applicable Affiliate to) pay to each Transferred Employee the amount of the annual bonus or other cash incentive or commission bonus plan that such employee earned under the applicable plan of Seller or its Affiliate for the year in which the Closing Date occurs), in an amount equal to the amount accrued with respect to such bonus as of the Closing Date, as prorated to reflect the portion of such year ending on the Closing Date, to the extent not already paid. In accordance with the foregoing, Seller shall calculate such accruals in a manner consistent with past practice, taking into account performance through the Closing Date or any date during the thirty (30) day period immediately preceding the Closing Date. For the avoidance of doubt, Seller shall retain all Liabilities with respect to such prorated bonus amounts.

Section 8.07. International DC Plans. With respect to each International Plan (other than any Purchased Subsidiary Plan) which provides defined contribution retirement benefits (each, a “Seller International DC Plan”), effective as of the Closing Date, each Transferred Employee who as of immediately prior to the Closing Date is an active participant in a Seller International DC Plan shall cease to be an active participant in such plan and shall become a participant in a defined contribution retirement plan established or designated by Buyer, if required by Applicable Law or an applicable collective bargaining, works council or other labor agreement as listed on Section 3.17(a) of the Disclosure Schedule or an applicable employment agreement on the terms substantially similar to the terms previously provided to Buyer as of the date hereof (each, a “Buyer International DC Plan”). As soon as practicable after the Closing Date to the extent required by Applicable Law or an applicable collective bargaining, works council or other labor agreement as listed on Section 3.17(a) of the Disclosure Schedule or an applicable employment agreement on the terms substantially similar to the terms previously provided to Buyer as of the date hereof, Seller shall use reasonable best efforts to cause the transfer from each Seller International DC Plan to the applicable Buyer International DC Plan of the Transfer Amount attributable to the Transferred Employees who are participants as of immediately prior to the Closing Date in such Seller International DC Plan, where permitted by Applicable Law (the “DC Transfer Date”). The “Transfer Amount” with respect to a Seller International DC Plan shall be equal to the account balances as of the DC Transfer Date, unless otherwise required by Applicable Law.

Section 8.08. Service Credit. Buyer shall grant (or cause its Subsidiaries to grant) each Transferred Employee credit for years of prior service, and recognize such employee’s continuity of service, with Seller or any of its Affiliates or their respective predecessors for all purposes, including eligibility, vesting and benefit accrual (other than benefit accrual under a defined benefit pension plan or retiree medical plan), under each employee benefit plan sponsored or maintained by Buyer or any of its Affiliates; provided, however, that such credit shall not result in a duplication of benefits. For the avoidance of doubt, Buyer shall (or shall cause its Subsidiaries to) credit each Transferred Employee with all paid time off accrued and unused by such Transferred Employee through the Effective Time to the extent reflected on the Closing Statement; provided that, to the extent required by Applicable Law, all paid time off accrued and unused by such Transferred Employee through the Effective Time shall, promptly following the Closing, be paid by Buyer (or its Subsidiaries) to such Transferred Employee (or reimbursed by Buyer to Seller (or its applicable Affiliate) if Applicable Law requires Seller (or its applicable Affiliate) to pay such paid time off accrued and unused by such Transferred Employee through the Effective Time.

Section 8.09. Welfare Plans. As of the Effective Time, each Transferred Employee shall cease participation in the health and welfare benefit plans of Seller and its Affiliates (each, a “Seller Welfare Plan”) and following the Effective Time each Transferred Employee shall commence participation in the health and welfare benefit plans maintained, administered or contributed to by Buyer and its Subsidiaries. Seller and its Affiliates shall be responsible for providing benefits in respect of claims incurred under a Seller Welfare Plan for Transferred Employees and their beneficiaries and dependents at or prior to the Effective Time. Benefits in respect of all welfare plan claims incurred by Transferred Employees after the Effective Time shall be provided by Buyer and its Affiliates. For purposes of this Section 8.09, the following claims shall be deemed to be incurred as follows: (a) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits and (b) health or medical, dental, vision care and/or prescription drug benefits, upon provision of the applicable services, materials or supplies.

Section 8.10. Pre-Existing Conditions and Co-Payments. Buyer shall (or shall cause its Subsidiaries to) use reasonable best efforts to:

(a) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any health and welfare plans in which such Transferred Employees are eligible to participate after the Effective Time to the extent that such limitations were waived under the applicable Seller Welfare Plan; and

(b) provide each Transferred Employee with credit for any co-payments and deductibles paid at or prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans in which such Transferred Employee is eligible to participate after the Effective Time.

Section 8.11. Flexible Spending Accounts. As of the Effective Time, each Transferred Employee in the U.S. shall be eligible to participate in Buyer’s flexible spending account plan and Seller shall retain all Liabilities with respect to Seller’s flexible spending account plan(s).

Section 8.12. WARN Act/Collective Dismissals.

(a) On or before the Closing Date, Seller shall provide a list of the name and site of employment of any and all Business Employees in any jurisdiction who have experienced, or will experience, an employment loss or layoff – as defined by the WARN Act – within ninety (90) days prior to the Closing Date and in relation to the Delayed Assets Employees only, the period between the Closing Date and the Delayed Transfer Date. Seller shall update this list up to and including the Closing Date (the “Employment Loss Update”). Buyer and its relevant Affiliates shall be responsible for any and all Liabilities which Buyer, Seller and their respective Affiliates may incur after the Effective Time in connection with any Action brought against any of them under the WARN Act or other Applicable Law relating to a termination of employment that result from actions taken by Buyer or its Affiliates after the Effective Time, with respect to the termination of employment of any Business Employee, except that Seller and its relevant Affiliates shall be responsible for any and all such Liabilities which Buyer and its Affiliates may incur in connection with any Action brought against Buyer or its Affiliates under the WARN Act or other Applicable Law relating to a termination of employment to the extent related to inaccurate information provided by Seller in the Employment Loss Update. Buyer and Seller agree to work together to mitigate any Liabilities under WARN or other Applicable Law relating to a termination of employment in respect of the Business Employees.

(b) With respect to the Business Employees, Seller shall not, at any time ninety (90) days before the Closing Date and in relation to the Delayed Assets Employees only, the period between the Closing Date and the Delayed Transfer Date, without complying fully with the notice requirements and other requirements of the WARN Act or other Applicable Law relating to a termination of employment, effectuate (i) a plant closing as defined in the WARN Act affecting any site of employment or one or more facilities or operating units within any site of employment of Seller; (ii) a mass layoff as defined in the WARN Act affecting any site of employment of Seller where Business Employees are based in any jurisdiction; or (iii) any similar action under the WARN Act or other Applicable Law relating to a termination of employment requiring notice to Business Employees or any works council, union or other body representing employees in the event of an employment loss or layoff.

(c) In addition to Section 8.03(d), Seller and its relevant Affiliates shall be responsible for any and all Liabilities under the WARN Act with respect to the Business Employees who do not become Transferred Employees; provided however, that Buyer and its relevant Affiliates shall be responsible for any and all Liabilities under the WARN Act with respect to any Business Employees who reject an offer of employment from Buyer or one of its Subsidiaries or a Purchased Subsidiary that does not meet the requirements of this Article 8.

Section 8.13. Workers Compensation. Buyer (or its Subsidiaries) shall be responsible for providing benefits in respect of all claims for benefits in respect of workers compensation and any comparable liabilities that are based upon Transferred Employees’ injuries or illnesses that arise after the Effective Time. Seller (or its Subsidiaries) shall be responsible for providing benefits in respect of all claims for benefits in respect of workers compensation and any comparable liabilities that are based upon Transferred Employees’ injuries or illnesses that arise at or prior to the Effective Time.

Section 8.14. Treatment of Seller Benefit Plans and Personnel Records. (a) Effective as of the Effective Time, all Transferred Employees shall cease to participate in and accrue benefits under the Business Benefit Plans. Except as provided in this Article 8, Seller shall retain all Liabilities under the Business Benefit Plans for all periods on or prior to the Effective Time, including with respect to Seller’s equity plans and any equity awards granted thereunder.

(b) To the extent permitted by Applicable Law, following the Effective Time, Seller may retain copies of all personnel records related to the Transferred Employees.

(c) Buyer shall use reasonable best efforts to protect the confidentiality of personnel information included in the Business Records that are not related to compensation or benefits which may subject Seller or its Affiliates to material risk of Liability.

Section 8.15. Notifications. Prior to the Closing Date (and with respect to the Delayed Transfer Employees, the Delated Transfer Date), Buyer and Seller agree to work together in good faith to fulfill any obligations to inform, consult and notify under Applicable Law, with any employee representative bodies (including any labor unions, labor organizations or works councils) which represent employees affected by the transactions contemplated by this Agreement.

Section 8.16. No Third Party Beneficiaries. Without limiting the generality of the last sentence of Section 12.07, nothing in this Article 8, express or implied, (a) is intended to or shall confer upon any Person other than the parties hereto, including any Business Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (b) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement or (c) shall create any obligation on the part of Seller, Buyer or any of their respective Affiliates to employ any Business Employee for any period following the Effective Time.

ARTICLE 9

CONDITIONS TO CLOSING

Section 9.01. Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction or, where legally permitted, waiver by each party, of each of the following conditions:

(a) any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated;

(b) all required filings shall have been made and all required approvals obtained (or waiting periods expired) pursuant to Competition Laws in the jurisdictions listed in Section 9.01(b) of the Disclosure Schedule; and

(c) no preliminary or permanent Order of any court of competent jurisdiction shall enjoin, restrain or prohibit the consummation of the Closing.

Section 9.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is also subject to the satisfaction or, in the sole discretion of Buyer, waiver of, each of the following further conditions:

(a) Seller shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it on or prior to the Closing;

(b) The representations and warranties of Seller set forth in Sections 3.02 and 3.05 shall be true and correct in all respects (except for, in the case of Sections 3.02 and 3.05 (other than the second sentence of Section 3.05(b) and Section 3.05(c)), any de minimis breaches) as of the date of this Agreement and as of the Closing as though made on and as of such time;

(c) all Fundamental Representations made by Seller (except for the representations and warranties of Seller set forth in Sections 3.02 and 3.05) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such time;

(d) all representations and warranties of Seller contained in this Agreement (other than the Fundamental Representations) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such time, except (i) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (ii) where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a Material Adverse Effect (disregarding any qualification in the text of the relevant representation or warranty as to material, materiality, in all material respects, Material Adverse Effect or similar qualification);

(e) since the date of this Agreement there shall not have occurred any change, development, circumstance, occurrence, event or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

(f) Buyer shall have received a certificate signed by an executive officer of, and on behalf of, Seller dated as of the Closing Date confirming items set forth in clauses (a), (b), (c), (d) and (e) above; and

(g) Buyer shall have received a properly signed affidavit pursuant to Treasury Regulations Section 1.1445-2(b)(2) certifying that Seller is not a “foreign person” as defined in Section 1445 of the Code.

Section 9.03. Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is also subject to the satisfaction or, in the sole discretion of Seller, waiver of each of the following conditions:

(a) Buyer shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing,

(b) The representations and warranties of Buyer set forth in Section 4.02 shall be true and correct in all respects (except for any de minimis breaches) as of the date of this Agreement and as of the Closing as though made on and as of such time.

(c) all Fundamental Representations made by Buyer (except for the representations and warranties of Buyer set forth in Section 4.02) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such time;

(d) all other representations and warranties of Buyer contained in this Agreement (other than the Fundamental Representations) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the such time, except (i) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (ii) where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement (disregarding any qualification in the text of the relevant representation or warranty as to material, materiality, in all material respects, material adverse effect or similar qualification); and

(e) Seller shall have received a certificate signed by an executive officer of, and on behalf of, Buyer dated as of the Closing Date confirming items set forth in clauses (a), (b) and (c) above.

Section 9.04. Frustration of Closing Conditions. Neither Buyer nor Seller may rely on the failure of any condition set forth in this Article 9 to be satisfied if such failure was caused by such party’s breach of, or failure to comply with, any provision of this Agreement.

ARTICLE 10

SURVIVAL; INDEMNIFICATION

Section 10.01. Survival of Representations, Warranties and Agreements. The representations and warranties of the parties hereto, and the covenants and agreements of the parties hereto to be performed prior to the Closing, contained in this Agreement shall survive the Closing until the date eighteen (18) months after the Closing Date; provided that (i) the representations and warranties contained in Sections 3.01, 3.02, 3.05, 3.11(d), 3.13(b), 3.15, 4.01, 4.02 and 4.07 (the “Fundamental Representations”) shall survive indefinitely, (ii) the representations and warranties contained in Section 3.16, Section 3.17 and Section 3.19 shall survive the Closing until the date thirty-six (36) months after the Closing Date and (iii) the representations and warranties set forth in Section 3.18 shall survive for the applicable statute of limitations (giving effect to any waiver or extension thereof). The covenants and agreements of the parties hereto contained in this Agreement to be performed on or after the Closing shall survive the Closing indefinitely or for the shorter period explicitly specified therein; provided that all obligations with respect to any Excluded Liability or Assumed Liability shall survive indefinitely. Notwithstanding the preceding two sentences, any breach or inaccuracy of any covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding two sentences, if notice of the breach or inaccuracy thereof giving rise to such right of indemnity shall have been given pursuant to Sections 10.03 or 10.04, as applicable, to the party against whom such indemnity may be sought prior to such time.

Section 10.02. Indemnification. (a) Effective at and after the Closing, Seller shall indemnify Buyer and its Affiliates and each of their respective directors, officers, employees, agents, successors and assigns (collectively, the “Buyer Indemnified Parties”) against and shall hold each of them harmless from any and all damage, liability, cost, loss and expense (“Damages”) actually suffered by any Buyer Indemnified Party to the extent arising out of or relating to, without duplication:

(i) any breach or inaccuracy of any representation or warranty made in this Agreement (each such breach, a “Warranty Breach”) by Seller as of the date of this Agreement or as of the Closing Date (except to the extent expressly made as of an earlier date, in which case the accuracy of such representation or warranty shall be tested as of such earlier date); provided that for purposes of this clause (i) of this Section 10.02(a), any such breach or inaccuracy of a representation or warranty and the Damages resulting therefrom shall be determined, except with respect to the applicable Specified Qualifiers, without regard to the effect of any qualification contained therein relating to materiality or a “Material Adverse Effect”;

(ii) any breach of covenant or agreement made or to be performed by Seller pursuant to this Agreement;

(iii) (A) any Pre-Closing Tax of any of the Purchased Subsidiaries or with respect to the Purchased Assets, (B) any Liability for the payment of any amount of the type described in clause (A) as a result of any Purchased Subsidiary being or having been before the Closing a member of a Seller Group and (C) any costs or expenses arising out of or incident to the imposition, assessment or assertion of any Income Tax described in clauses (A) and (B);

(iv) any Retained Employment Liabilities;

(v) any Excluded Liability; and

(vi) any Liability of any Purchased Subsidiary that would have been an Excluded Liability if at the Effective Time it had been a Liability of Seller or a Retained Subsidiary;

provided that, (i) Seller’s indemnification obligations for Retained Environmental Liabilities pursuant to Section 10.02(a)(ii) and Section 10.02(a)(v) shall terminate and expire on the date that is eight (8) years after the Closing Date, and any claim for such indemnification shall be asserted in writing pursuant to Section 10.03 and on or before such date, and if not so asserted, shall be barred and (ii) with respect to indemnification by Seller for Warranty Breaches pursuant to Section 10.02(a)(i) (other than (x) with respect to the Fundamental Representations and the representations contained in Section 3.18 that survive the Closing or (y) in the case of fraud or a willful breach), (A) Seller shall not be liable in respect of any such Warranty Breach, or series of Warranty Breaches arising out of similar facts or circumstances, unless the Damages with respect thereto exceed $75,000 (the “De Minimis Amount”), (B) Seller shall not be liable in respect of any such Warranty Breach until the aggregate amount of all Damages above the De Minimis Amount exceed $1,200,000 (the “Deductible”), and then only to the extent of such excess, and (C) Seller’s maximum liability for all such Warranty Breaches shall not exceed $14,400,000 (the “Cap”); provided further, that with respect to indemnification by Seller for Warranty Breaches pursuant to Section 10.02(a)(i) (including with respect to the Fundamental Representations and the representations set forth in Section 3.18 that survive the Closing), Seller’s maximum aggregate liability shall not exceed the Purchase Price.

(b) Effective at and after the Closing, Buyer shall indemnify Seller and its Affiliates and each of their respective directors, officers, employees, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) against and shall hold each of them harmless from any and all Damages incurred or suffered any Seller Indemnified Party to the extent arising out of or relating to, without duplication:

(i) any Warranty Breach by Buyer as of the date of this Agreement or as of the Closing Date (except to the extent expressly made as of an earlier date, in which case the accuracy of such representation or warranty shall be tested as of such earlier date); provided that for purposes of this clause (i) of this Section 10.02(b), any such breach or inaccuracy of a representation or warranty and the Damages resulting therefrom shall be determined, except with respect to the applicable Specified Qualifiers, without regard to the effect of any qualification contained therein relating to materiality;

(ii) any breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement;

(iii) any payment, cost or expense incurred by Seller or its Affiliates in connection with Seller’s or its Affiliates’ failure to obtain a release from a guaranty set forth in Section 6.12 of the Disclosure Schedule, but only to the extent relating to periods following the Effective Time and only to the extent such payment, cost or expense directly relates to the failure to obtain such release (including any payment required to be made by Seller or any Affiliate under any such guaranty with respect to any such payment);

(iv) (A) any Tax with respect to the Purchased Assets or the Purchased Subsidiaries that is not a Pre-Closing Tax and (B) any costs or expenses arising out of or incident to the imposition, assessment or assertion of any Tax described in clauses (A);

(v) except to the extent Seller has agreed to indemnify the Buyer Indemnified Party pursuant to Section 10.02(a) (disregarding the limitations contained herein) or any other Transaction Document, any Assumed Liability and any Liability of a Purchased Subsidiary; and

(vi) except to the extent Seller has agreed to indemnify the Buyer Indemnified Party pursuant to Section 10.02(a) (disregarding the limitations contained herein) or any other Transaction Document, the ownership or operation of the Business, the Shares or any Purchased Subsidiary after the Closing (or in the case of the Delayed Assets, after the Delayed Transfer Date);

provided that, with respect to indemnification by Buyer for Warranty Breaches pursuant to Section 10.02(b)(i) (other than (x) with respect to the Fundamental Representations or (y) in the case of fraud or a willful breach), (A) Buyer shall not be liable in respect of any such Warranty Breach unless the Damages with respect to such Warranty Breach, or series of Warranty Breaches arising out of similar facts or circumstances, exceed the De Minimis Amount, (B) Buyer shall not be liable in respect of any such Warranty Breach until the aggregate amount of all Damages above the De Minimis Amount exceed the Deductible, and then only to the extent of such excess, and (C) Buyer’s maximum liability for all such Warranty Breaches shall not exceed the Cap; provided further, that with respect to indemnification by Buyer for Warranty Breaches pursuant to Section 10.02(b)(i) (including with respect to the Fundamental Representations), Buyer’s maximum aggregate liability shall not exceed the Purchase Price.

Section 10.03. Procedures. (a) Each Person seeking indemnification under this Article 10 (the “Indemnified Party”) shall give prompt notice to the Person from whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action by any third party (“Third Party Claim”); provided, that the failure of the Indemnified Party to give notice as provided in this Section 10.03(a) shall not relieve any Indemnifying Party of its obligations under Section 10.02, except to the extent that such failure adversely prejudices the rights of any such Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable following the Indemnified Party’s receipt thereof, copies of all written notices and documents (including any court papers) received by the Indemnified Party from the third party relating to the Third Party Claim and the Indemnified Party shall provide the Indemnifying Party with such other information in its possession with respect to any such Third Party Claim reasonably requested by the Indemnifying Party; provided that such disclosure would not result in a violation of Applicable Law or any confidentiality obligation, or loss of attorney-client privilege. The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice and, subject to the limitations set forth in this Section 10.03, to assume control of, and defend against, negotiate, settle (subject to clause (b)) or otherwise deal with such Third Party Claim, but the Indemnified Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided that the Indemnifying Party shall not be entitled to assume the defense of a Third Party Claim and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party to the extent such Third Party Claim is subject to indemnification hereunder if (A) such Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (B) the primary objective of such Third Party Claim is to seek injunctive or other equitable relief against the Indemnified Party or (C) the Losses to be borne by the Indemnified Party are reasonably expected to exceed the Losses to be borne by the Indemnifying Party, in each case after giving effect to the provisions of this Article 10 (including the limitation on indemnification obligations set forth herein). If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim pursuant to this Article 10 or is otherwise prohibited from doing so, then the Indemnified Party may defend against, negotiate, settle (subject to clause (b)) or otherwise deal with such Third Party Claim and its expenses thereto shall be deemed to be “Damages”. If the Indemnifying Party shall be permitted to and, in accordance with this Agreement, shall assume the defense of any Third Party Claim pursuant to this Article 10, then the Indemnified Party may participate, at his or its own expense, in the defense of such Third Party Claim; provided, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the Indemnifying Party, a material conflict exists between the Indemnified Party and the Indemnifying Party, or the Indemnified Party has different or additional material defenses available to it, that would make such separate representation advisable (in which case the Indemnifying Party shall not have the right to direct the defense of such Action on behalf of the Indemnified Party); provided further that the Indemnifying Party shall not be required to pay for more than one such counsel (together with local counsel in any jurisdiction where local counsel may be advisable) for all Indemnified Parties in connection with any Third Party Claim.

(b) Notwithstanding anything in this Section 10.03 to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment (which consent shall not unreasonably be withheld or delayed). Notwithstanding the foregoing, consent of the Indemnified Party shall not be required for any such settlement if (i) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, (ii) such settlement does not permit any Order or other equitable relief to be entered, directly or indirectly, against the Indemnified Party and (iii) such settlement includes an unconditional release of such Indemnified Party from all Liability on claims that are the subject matter of such Third Party Claim and does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of any Indemnified Party. If the Indemnifying Party makes any payment on any Third Party Claim, then the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Third Party Claim.

(c) After any decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction, or a settlement shall have been consummated (in accordance with this Article 10), or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter.

(d) Each party shall reasonably cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith; provided, however, that no party shall not be required to produce any records or information that would result in a violation of Applicable Law or any confidentiality obligation, or loss of attorney-client privilege.

(e) Notwithstanding the foregoing, neither this Section 10.03 nor the following Section 10.04 shall apply to indemnification for Tax Claims. The procedures for such indemnification shall be governed by Section 10.05.

(f) Seller shall have the right (but not the obligation) to defend and control any environmental investigation, remediation, removal action or corrective action for which the Buyer Indemnified Parties are entitled to indemnification pursuant to Section 10.02(a) (“Environmental Matters”); provided, however, that with respect to any such Environmental Matter which Seller is defending or controlling, Seller shall (i) coordinate with Buyer on any actions to be taken by Seller at any Real Property involved in any such Environmental Matters, in order to minimize unreasonable disruption to the Business; (ii) keep Buyer reasonably informed regarding the progress of such Environmental Matter and diligently and promptly pursue the resolution thereof; (iii) provide Buyer the reasonable opportunity to review and comment upon any reports, documents or other filings submitted to, and attend any meetings with, any Governmental Authorities with jurisdiction over such Environmental Matter; and (iv) not unreasonably interfere with Buyer’s continuing use of any Real Property related to such Environmental Matter, as long as the manner of use does not materially differ from the manner in which it is being used as of the Effective Time.

(g) Seller shall not be liable for, and no Buyer Indemnified Party shall be indemnified for, any Damages related to any Environmental Matter to the extent such Damages (i) arise out of any sampling, testing or other invasive investigation of any environmental media, unless such sampling, testing or other invasive investigation is (A) required by applicable Environmental Law or by any Governmental Authority; (B) necessary to respond to any imminent and material threat to human health or the environment; (C) required to be conducted by a potential buyer or its bank lenders as part of due diligence for any proposed sale of such Real Property by Buyer or any of its Affiliates, or as required to be conducted by financing sources as part of due diligence for any proposed financing transactions; or (D) necessary for, and reasonably related to, the construction or renovation of the Real Property, which construction or renovation is conducted for a legitimate business purpose, or (ii) exceed those Damages that are incurred to satisfy, in a reasonably cost-effective manner, the minimum requirements of a Governmental Authority pursuant to applicable Environmental Law. Notwithstanding the foregoing, solely with respect to any third party waste disposal site used or allegedly used by the Business or any Purchased Subsidiary, the limitations on Damages set forth in Section 10.03(g)(i) and Section 10.03(g)(ii) shall not apply to Damages arising in connection with Third Party Claims brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.) or any analogous state law.

Section 10.04. Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under Section 10.02 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing, and as promptly as practicable, of such claim to the Indemnifying Party, which notice shall in no event be delivered to the Indemnifying Party later than 60 days after the Indemnified Party first learns of the facts on which such claim is based (such 60 day period, the “Notice Period”). Such notice shall set forth in reasonable detail such claim and the basis for indemnification and the amount of such Damages incurred or that such Indemnified Party reasonably estimates in good faith is likely to be incurred in connection with such claim (taking into account the information then available to the Indemnified Party). The failure to notify the Indemnifying Party as promptly as practicable within the Notice Period shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure shall have actually and adversely prejudiced the Indemnifying Party.

Section 10.05. Tax Claim Procedures. (a) If any claim or demand for Taxes in respect of which indemnity may be sought pursuant to Section 10.02, (any such claim or demand, a “Tax Claim”) is asserted in writing against the party which would be entitled to seek such indemnification (the “Potential Indemnified Party”) or any of its Affiliates, the Potential Indemnified Party shall notify in writing the party from which such indemnification would be sought (the “Potential Indemnifying Party”) of such Tax Claim within ten (10) days of receipt thereof, and shall give the Potential Indemnifying Party such information with respect thereto as the Potential Indemnifying Party may reasonably request; provided that the failure of the Potential Indemnified Party to give notice as provided in this Section 10.05(a) shall not relieve any Potential Indemnifying Party of its obligations under Section 10.02, except to the extent that such failure adversely prejudices the rights of any such Potential Indemnifying Party. The Potential Indemnifying Party shall have the right, at its own expense, to participate in and, upon notice to the Potential Indemnified Party to assume the defense of any claim, suit, action, litigation or proceeding (including any Tax audit) relating to a Tax Claim (a “Tax Controversy”), and the Potential Indemnifying Party shall not have any indemnification obligations with respect to any payment in respect of any Taxes arising out of a Tax Controversy with a Taxing Authority as to which it was not afforded such right; provided that if such Tax Controversy relates to a Tax Claim with respect to any Tax Return that relates to Combined Taxes, the Seller shall have the sole right to control and participate in such Tax Controversy. If the Potential Indemnifying Party assumes such defense, the Potential Indemnifying Party shall have the sole discretion as to the conduct of such defense and the Potential Indemnified Party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Potential Indemnifying Party. The Potential Indemnified Party shall not settle any Tax Controversy in respect of which indemnity may be sought, or make payment on account of any Tax, hereunder without the consent of the Potential Indemnifying Party, which consent shall not be unreasonably withheld or delayed. Whether or not the Potential Indemnifying Party chooses to defend or prosecute any Tax Claim, all of the parties hereto shall cooperate and shall cause their Affiliates to cooperate in the defense or prosecution thereof and, to the extent the Potential Indemnifying Party is defending the Tax Controversy, the Potential Indemnified Party shall provide all reasonably requested information relating to the Tax Controversy in its possession to the Potential Indemnifying Party.

(b) A Potential Indemnifying Party shall not be liable in respect of any Tax Claim under Section 10.02, as the case may be, for any Tax (i) the payment of which was made without the Potential Indemnifying Party’s prior written consent (not to be unreasonably withheld, conditioned or delayed), unless the Potential Indemnified Party has complied with the provisions set forth in Section 10.05(a) and a Final Determination of the amount of Tax has been made, (ii) resulting from a settlement effected without the consent of the Potential Indemnifying Party (not to be unreasonably withheld, conditioned or delayed), or (iii) resulting from any Tax Controversy with respect to which the Potential Indemnified Party has not materially complied with the provisions set forth in Section 10.05(a) to the extent that such Tax results from such material noncompliance.

(c) Notwithstanding anything to the contrary herein, no indemnification shall be provided under Section 10.02 or otherwise for any Tax Claim as to which the Buyer or the Seller, as the case may be, provides notice to the other party after the expiration of any applicable statute of limitations.

Section 10.06. Calculation of Damages. (a) The amount of any Damages payable under Section 10.02 by the Indemnifying Party shall be net of any (i) amounts recovered by the Indemnified Party or its Affiliates under applicable third party insurance policies or from any other third party (other than the Indemnifying Party or its Affiliates) alleged to be responsible therefor net of any expenses incurred by the Indemnified Party in collecting such amount and (ii) Tax benefit realized by the Indemnified Party or its Affiliates arising from the incurrence or payment of any such Damages. If the Indemnified Party (i) receives any actual amounts under applicable third party insurance policies, or from any other third party (other than the Indemnifying Party or its Affiliates) alleged to be responsible for any Damages, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount or (ii) realizes any net Tax benefit subsequent to an indemnification payment by the Indemnifying Party that was not previously taken into account in the indemnification payment, then such Indemnified Party shall promptly pay to the Indemnifying Party the amount of such net Tax benefit, net of any out-of-pocket expenses incurred by such Indemnified Party in collecting such amount.

(b) The Indemnifying Party shall not be liable under Section 10.02 for any (i) Damages relating to any matter to the extent that where the Indemnified Party had otherwise been compensated for such matter pursuant to the calculation of Final Adjusted Amounts or the adjustment of the Purchase Price under Section 2.12, (ii) consequential, incidental, special, exemplary or punitive Damages, except to the extent such Damages are awarded to a third party in respect of a Third Party Claim or (iii) lost profits or diminution in value, except as set forth in Section 10.06(b) of the Disclosure Schedules.

(c) Each Indemnified Party shall use their reasonable efforts to mitigate in accordance with Applicable Law any loss for which such Indemnified Party seeks indemnification under this Agreement. If such Indemnified Party mitigates its loss after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that loss, the Indemnified Party must notify the Indemnifying Party and promptly pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation (less the Indemnified Party’s reasonable costs of mitigation).

(d) Each Indemnified Party and its Affiliates shall use reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Damages payable under Section 10.02.

(e) Any indemnification payment made pursuant to this Agreement shall be treated by Buyer and Seller as an adjustment to the Purchase Price for Tax purposes.

Section 10.07. Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages and the Indemnified Party could have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall, to the extent permitted by Applicable Law, assign or cause its Affiliates to assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 10.08. Exclusivity. From and after the Closing, except as specifically set forth in this Agreement or the other Transaction Documents, Buyer waives, and agrees to cause its Affiliates to waive, any rights and claims Buyer may have against Seller and its Affiliates, whether at law or in equity, relating to the Business, the Purchased Subsidiaries, the Purchased Assets or the transactions contemplated hereby, including claims for contribution or other rights of recovery arising out of or relating to any Environmental Law (whether now or hereafter in effect). After the Closing, Section 2.13 and Section 12.09 and Article 7, Article 8 and Article 10 shall provide the exclusive remedy for any claim arising out of this Agreement or the transactions contemplated hereby; provided that nothing herein shall be construed to limit any right or remedy set forth in any other Transaction Document or any claim as a result of actual fraud.

ARTICLE 11

TERMINATION

Section 11.01. Grounds for Termination. (a) This Agreement may be terminated at any time prior to the Closing:

(i) by mutual written agreement of Seller and Buyer;

(ii) by either Seller or Buyer if the Closing shall not have been consummated on or before November 25, 2016 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 11.01(a)(ii) shall not be available to any party whose breach of any provision of this Agreement has caused or resulted in the failure of the Closing to be consummated by such time;

(iii) by either Seller or Buyer, if there shall be any Applicable Law or Order that (i) makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or (ii) permanently enjoins Buyer or Seller from consummating the transactions contemplated hereby and such injunction shall have become final and nonappealable, provided that the right to terminate this Agreement pursuant to this Section 11.01(a)(iii) shall not be available to any party whose breach of any provision of this Agreement has caused or resulted in such Applicable Law being enacted or becoming applicable to the transactions contemplated hereby (including due to a failure to use reasonable best efforts in connection with the actions specified in Section 6.01 to the extent required thereunder);

(iv) by Buyer if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 9.02(a) or 9.02(c) not to be satisfied, and which breach cannot be cured or has not been cured (to the extent necessary to avoid a failure of such a condition) within 30 days’ written notice thereof from Buyer to Seller; provided, that Buyer is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 9.01 or 9.03 not to be satisfied; or

(v) by Seller if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 9.03(a) or 9.03(c) not to be satisfied, and which breach cannot be cured or has not been cured (to the extent necessary to avoid a failure of such a condition) within 30 days’ written notice thereof from Seller to Buyer; provided, that Seller is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 9.01 or Section 9.03 not to be satisfied.

(b) Other than in the case of a termination pursuant to Section 11.01(a)(i), the party desiring to terminate this Agreement pursuant to any clause of this Section 11.01 shall give written notice of such termination to the other party.

Section 11.02. Effect of Termination. If this Agreement is terminated as permitted by Section 11.01, such termination shall be without Liability of either party (or any stockholder or Representative of such party) to the other party to this Agreement; provided that the Confidentiality Agreement, the provisions of this Section 11.02 and the provisions of Section 6.03, Section 6.13 and Article 12 shall survive any such termination; and provided further that the termination of this Agreement shall not relieve any party hereto from any liability for (i) actual fraud or (ii) any willful and material breach of, or willful and material failure to perform any obligation under, any covenant or agreement contained in this Agreement.

ARTICLE 12

MISCELLANEOUS

Section 12.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Buyer, to:

Delta Galil Industries Ltd.

c/o Delta Galil USA Inc.

1 Harmon Plaza

Secaucus, NJ 07094

Email: Itzhak.Weinstock@us.deltagalil.com

Facsimile No.: 201-902-0070

Attention: Itzhak Weinstock

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

Email: tgreenbe@skadden.com

Facsimile No.: 917-777-7886

Attention: Thomas W. Greenberg, Esq.

if to Seller, to:

V.F. Corporation

105 Corporate Center Boulevard

Greensboro, NC 27408

Attention: Laura Meagher

Facsimile No.: 336-424-7760

E-mail: laura_meagher@vfc.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Marc O. Williams

Facsimile No.: 212-701-5800

E-mail: marc.williams@davispolk.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 12.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c) The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 12.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transaction Documents and the completion of the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense.

Section 12.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; provided that Buyer may transfer or assign, in whole or in part, any or all of its rights and obligations hereunder to one or more of direct or indirect wholly-owned Subsidiaries of Buyer; provided, further, that Buyer shall remain responsible for all of its obligations hereunder notwithstanding any such transfer or assignment.

Section 12.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state (other than Sections 5-1401 and 5-1402 of the New York Business Corporations Law).

Section 12.06. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 12.07. Process Agent. Buyer hereby irrevocably designates Delta Galil USA Inc. (the “Process Agent”), with an office at 1 Harmon Plaza, Secaucus, NJ 07094, as its designee, appointee and agent to receive, for and on its behalf, service of process in such jurisdiction in any action, suit or other Action arising out of or relating to this Agreement, the Transaction Documents and any of the transactions contemplated hereby and thereby, and agrees that service of any process, summons, notice or document by U.S. registered mail to the Process Agent’s address set forth above shall be effective service of process for any Action in New York with respect to any matters to which it has submitted to jurisdiction pursuant to Section 12.07 and any applicable provision of any Transaction Document. Seller agrees that service of any process, summons, notice or document by U.S. registered mail to Seller’s address set forth in Section 12.01 shall be effective service of process for any Action in New York with respect to any matters to which it has submitted to jurisdiction pursuant to Section 12.06 and any applicable provision of any Transaction Document.

Section 12.08. Counterparts; Effectiveness; No Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided in Article 10, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 12.09. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated hereby) were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement, or to enforce specifically the performance of the terms and provisions hereof or thereof in any federal court located in the State of New York or, to the extent that no such federal court has jurisdiction over such proceeding, in any New York state court, in addition to any other remedy to which they are entitled at law or in equity. In furtherance of the foregoing, the parties hereby waive, to the fullest extent permitted by Applicable Law, (a) any and all defenses to any action for specific performance hereunder, including any defense based on the claim that a remedy at law would be adequate and (b) any requirement to post a bond or other security as a prerequisite to obtaining equitable relief.

Section 12.10. Entire Agreement. The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 12.11. Bulk Sales Laws. Each of Buyer and Seller hereby waive compliance with the provisions of any “bulk transfer” or “bulk sales” or similar Applicable Law of any jurisdiction in connection with the transactions contemplated by this Agreement. Buyer shall not withhold any portion of the Purchase Price based on such non-compliance.

Section 12.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.13. Disclosure Schedule. The parties acknowledge and agree that (i) matters reflected on the Disclosure Schedule are not necessarily limited to matters required to be reflected therein, (ii) the disclosure by Seller of any matter in the Disclosure Schedule shall not be deemed to constitute an acknowledgement by Seller that the matter required to be disclosed by the terms of this Agreement or that the matter is material, (iii) if any section of the Disclosure Schedule lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedule or the statements contained in any Section of Article 3 reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedule, (iv) except as provided in clause (iii) above, headings have been inserted in the Disclosure Schedule for convenience of reference only, (v) the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement and (vi) the Disclosure Schedule and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Seller except as and to the extent provided in this Agreement.

Section 12.14. No Recourse. Without limiting any other provision of this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of, or relate to, this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, managers, members, partners, agents, representatives or assigns of Seller or Buyer, in each case who is not a party to this Agreement shall have any Liability for any obligations of the parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided that nothing herein shall limit any obligations of employees of Seller that enter into employment relationships with Buyer or its Subsidiaries; provided, further, that nothing herein shall limit any obligations of the parties to the other Transaction Documents, pursuant to such Transaction Documents, provided, further, that, for the avoidance of doubt, Seller shall be responsible for any Liability or enforcement with respect to any obligations or any representations and warranties in connection with, or in respect of, the Other Sellers.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

V.F. CORPORATION

By:	/s/ Franklin L. Terkelsen
Name:	Franklin L. Terkelsen
Title:	Vice President - Business Development

[Signature Page to Asset Purchase Agreement]

DELTA GALIL INDUSTRIES LTD.

By:	/s/ Isaac Dabah
Name:	Isaac Dabah
Title:	Chief Executive Officer

[Signature Page to Asset Purchase Agreement]